Registration No. 333-83203
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Cova  Variable  Life  Account  Five
    (Exact  Name  of  Trust)

B.  Cova  Financial Life  Insurance  Company
    (Name  of  Depositor)

C.  4100 Newport Place Drive, Suite 840
    Newport Beach, CA 92600
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:
    Lorry  J.  Stensrud,  President
    Cova  Financial Life  Insurance  Company
    One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (800)  523-1661

    Copies  to:

    Judith A. Hasenauer                and Bernard J. Spaulding
    Blazzard, Grodd & Hasenauer, P.C.      Senior Vice President, General
    P.O. Box 5108                          Counsel and Secretary
    Westport, CT 06881                     Cova Financial Life Insurance
    (203) 226-7866                         Company
                                           One Tower Lane, Suite 3000
                                           Oakbrook Terrace, IL 60181-4644

E. Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:


    As soon as practicable after the effective date of this filing.
------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------
                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements

-----------------------------------------------------------------------------
                             EXPLANATORY NOTE

This Registration Statement contains 46 portfolios of the various underlying investment options. Two versions (Version A and Version B) of the Prospectus will be created from this Registration Statement. The only differences between the two versions are the underlying investment options and the Illustrations. One version will contain 41 portfolios (Version A) and the other version will contain 6 portfolios (Version B). The distribution system for each version of the Prospectus will be different. The Prospectus contained in this Registration Statement contains two sets of Illustrations - one for Version A of the Prospectus and the other for Version B. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

------------------------------------------------------------------------------


                    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                         VARIABLE LIFE INSURANCE POLICY

                                    issued by

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                         COVA VARIABLE LIFE ACCOUNT FIVE

This prospectus describes the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy that we are offering.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 46 Investment Funds listed below which are offered through our Separate Account (you can invest in up to 15 of the Investment Funds and the General Account at any one time). When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

AIM Variable Insurance Funds, Inc.
Advisor: A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.
Advisor: Alliance Capital Management L.P.
         Premier Growth Fund
         Real Estate Investment Fund

Cova Series Trust
Advisor: J.P. Morgan Investment Management Inc.
         Select Equity Fund
         Small Cap Stock Fund
         International Equity Fund
         Quality Bond Fund
         Large Cap Stock Fund

Advisor: Lord, Abbett & Co.
         Bond Debenture Fund
         Mid-Cap Value Fund
         Large Cap Research Fund
         Developing Growth Fund
         Lord Abbett Growth and Income Fund

General American Capital Company
Advisor: Conning Asset Management Company
         Money Market Fund

Goldman Sachs Variable Insurance Trust
Advisor: Goldman Sachs Asset Management
         Goldman Sachs Growth and Income Fund

Advisor: Goldman Sachs Asset Management International
         Goldman Sachs International Equity  Fund
         Goldman Sachs Global Income Fund

Kemper Variable Series
Advisor: Scudder Kemper Investments, Inc.
         Kemper Small Cap Value Fund
         Kemper Government Securities Fund
         Kemper Small Cap Growth Fund

Liberty Variable Investment Trust
Advisor: Newport Fund Management Inc.
         Newport Tiger, Variable Series

MFS(R) Variable Insurance Trust(SM)
Advisor: MFS Investment Management (R)
         MFS Emerging Growth Fund
         MFS Research Fund
         MFS Growth With Income Fund
         MFS High Income Fund
         MFS Global Governments Fund

Oppenheimer Variable Account Funds
Advisor: OppenheimerFunds, Inc.
         Oppenheimer High Income Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Capital Appreciation Fund/VA
         Oppenheimer Main Street Growth & Income
          Fund/VA
         Oppenheimer Strategic Bond Fund/VA

Putnam Variable Trust
Advisor: Putnam Investment Management, Inc.
         Putnam VT Growth and Income Fund-Class IA Shares
         Putnam VT International Growth Fund-Class IA Shares
         Putnam VT International New
Opportunities Fund-Class IA Shares
         Putnam VT New Value Fund-Class IA Shares
         Putnam VT Vista Fund-Class IA Shares

Templeton Variable Products Series Fund
Advisor: Templeton Asset Management Ltd.
         Templeton Developing Markets Fund-Class 1

Advisor: Templeton Investment Counsel, Inc.
         Templeton International Fund-Class 1
Advisor: Franklin Mutual Advisers LLC
         Mutual Shares Investments Fund-Class 1

Russell Insurance Funds
Advisor: Frank Russell Investment Management Company
         Multi-Style Equity Fund
         Aggressive Equity Fund
         Non-U.S. Fund
         Real Estate Securities Fund
         Core Bond Fund




Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

         *        is not a bank deposit.
         *        is not federally insured.
         *        is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

DATE:

                                                 TABLE OF CONTENTS


SPECIAL TERMS....................................................................................................11

SUMMARY  ........................................................................................................14
         The Variable Life Insurance Policy......................................................................14
         Purchases...............................................................................................14
         Investment Choices......................................................................................15
         Expenses ...............................................................................................16
         Death Benefit...........................................................................................18
         Taxes    ...............................................................................................19
         Access to Your Money....................................................................................19
         Other Information.......................................................................................19
         Inquiries...............................................................................................20

PART I   ........................................................................................................22
         The Variable Life Insurance Policy......................................................................22
         Purchases...............................................................................................22
                  Application for a Policy.......................................................................22
                  Premiums ......................................................................................22
                  Unscheduled Premiums...........................................................................23
                  Lapse and Grace Period.........................................................................23
                  Reinstatement..................................................................................24
                  Allocation of Premium..........................................................................25
                  Accumulation Account Value of your Policy......................................................25
                  Method of Determining Accumulation Account Value of an Investment Fund.........................25
                  Net Investment Factor..........................................................................26
                  Our Right to Reject or Return a Premium Payment................................................27
         Investment Funds........................................................................................28
                  Substitution and Limitations on Further Investments............................................31
                  Transfers......................................................................................31
                  Dollar Cost Averaging..........................................................................32
                  Portfolio Rebalancing..........................................................................32
                  Approved Asset Allocation Programs.............................................................32
         Expenses ...............................................................................................33
                  Tax Charges....................................................................................33
                  Sales Charge...................................................................................33
                  Selection and Issue Expense Charge.............................................................34
                  Monthly Policy Charge..........................................................................34
                  Monthly Cost of Insurance......................................................................34
                  Charges for Additional Benefit Riders..........................................................36
                  Mortality and Expense Risk Charge..............................................................36
                  Surrender Charge...............................................................................37
                  Transaction Charges............................................................................38
                  Investment Fund Expenses.......................................................................38
         DEATH BENEFIT...........................................................................................42
                  Change of Death Benefit........................................................................43
                  Decrease in Face Amount........................................................................44
         TAXES    ...............................................................................................44
                  Life Insurance in General......................................................................44
                  Taking Money out of Your Policy................................................................45
                  Diversification................................................................................45
         ACCESS TO YOUR MONEY....................................................................................45
                  Policy Loans...................................................................................46
                  Loan Interest Charged..........................................................................46
                  Security ......................................................................................47
                  Repaying Policy Debt...........................................................................47
                  Partial Withdrawals............................................................................47
                  Pro-Rata Surrender.............................................................................49
                  Full Surrenders................................................................................49
         OTHER INFORMATION.......................................................................................49
                  Cova     ......................................................................................49
                  Distribution...................................................................................50
                  Year 2000......................................................................................50
                  The Separate Account...........................................................................50
                  Suspension of Payments or Transfers............................................................51
                  Ownership......................................................................................51
                  Adjustment of Charges..........................................................................52

PART II  ........................................................................................................52
         Executive Officers and Directors........................................................................52
         Voting   ...............................................................................................57
         Disregard of Voting Instructions........................................................................58
         Legal Opinions..........................................................................................58
         Our Right to Contest....................................................................................58
         Additional Benefits.....................................................................................
         Federal Tax Status......................................................................................59
                  Introduction...................................................................................59
                  Diversification................................................................................59
                  Tax Treatment of the Policy....................................................................61
                  Policy Proceeds................................................................................61
                  Tax Treatment of Loans And Surrenders..........................................................61
                  Multiple Policies..............................................................................62
                  Tax Treatment of Assignments...................................................................63
                  Qualified Plans................................................................................63
         Reports to Owners.......................................................................................63
         Legal Proceedings.......................................................................................63
         Experts  ...............................................................................................63
         Financial Statements....................................................................................63
         Appendix ...............................................................................................63


                                  SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Accumulation Account Value - The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Attained Age - The Issue Age of an Insured plus the number of completed Policy years.

Beneficiary - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Last Insured's death. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Surrender Value - The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount - The minimum death benefit under the Policy so long as the Policy remains in force before the younger Insured's Attained Age 100.

General Account - Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness - The sum of all unpaid Policy loans and accrued interest on loans.

Insureds - The persons whose lives are insured under the Policy.

Investment Funds - Investments within the Separate Account which we make available under the Policy.

Investment Start Date - The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age - The age of each Insured at his or her nearest birthday as of the Issue Date.

Issue Date - The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Last Insured - The Insured whose death succeeds the death of all other Insureds under the Policy.

Loan Account - The account of Cova to which amounts securing Policy Loans are allocated. The Loan Account is part of Cova's General Account.

Loan Subaccount - A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium - The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner - The owner of a Policy, as designated in the application or as subsequently changed.

Policy - The flexible premium joint and last survivor variable life insurance Policy offered by us and described in this Prospectus.

Pro-Rata Surrender - A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

Separate Account - Cova Variable Life Account Five, a separate investment account established by Cova to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office - Cova Financial Life Insurance Company, P.O. Box 66757, St. Louis, MO 63166-6757.

Target Premium - A premium calculated when a Policy is issued, based on the Insureds' joint age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date - Each day that the New York Stock Exchange (NYSE) is open for trading and Cova is open for business. Cova is open for business every day that the NYSE is open for trading.

Valuation Period - The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

                                     SUMMARY

The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of both of the persons Insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insureds are the persons you choose to have their lives insured under the Policy. You, the owner, can also be one of the Insureds, but you do not have to be.

The Policy described in this prospectus is a flexible premium joint and last survivor variable life insurance Policy. The Policy is "flexible" because:

         *        the frequency and amount of premium payments can vary;

         *        you can choose between death benefit options; and

         *        you can change the amount of insurance coverage.

The Policy is "variable" because the Accumulation Account Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary, and under certain circumstances, so may your death benefit.

So long as either Insured is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Last Insured dies.

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $100,000.

Purchases

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insureds. We may require each of the Insureds to provide us with medical records, physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

Investment Choices

You can put your money in our General Account or in any or all of the Investment Funds. However, you can only put your money in up to 15 of the Investment Funds and the General Account at any one time. A detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the prospectuses carefully.

Expenses

We make certain deductions from your premiums, your Accumulation Account Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

*    Deductions from each premium payment.

     Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal Tax Charge. We also deduct a Premium Tax Charge currently equal to 2.35% to pay the state and local premium taxes.

     Sales Charge. The Sales Charge, which is also referred to as the percent of premium charge, is determined as follows:

     (1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

     (2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

     (3)  in the 11th Policy year and later, 2% of the actual premium you pay.



*    Monthly deductions from your Accumulation Account Value.

     Selection and Issue Expense Charge. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insureds.

     Monthly Policy Charge. This charge is equal to $25 per month for the first Policy year, and $6 per Policy month thereafter. This amount is deducted from the Accumulation Account Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

     Monthly Cost of Insurance. This amount is deducted monthly from your Accumulation Account Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insureds, duration, and the amount of death benefit at risk.

     Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

*    Deductions from the Investment Funds.

     Mortality and Expense Risk Charge. This risk charge is guaranteed not to exceed, on an annual basis, 0.55% of the average value of each of your Investment Funds and is deducted each Valuation Date. The current risk charge depends on the number of years your Policy has been in force and is as follows:

                  Years             Daily Charge Factor                         Annual Equivalent
                  1-10                      .0015027%                                   0.55%
                  11-20                     .0012301%                                   0.45%
                  21+                       .0009572%                                   0.35%

     This deduction is guaranteed not to increase while the Policy is in force. We will not increase the mortality and expense risk charge to .55% in years 11 and beyond.

Investment Fund Expenses

Annual Fund Operating Expenses
(as a percentage of average net assets)
                                                                                        Other Fund
                                                                                        Expenses
                                                                                        (after            Total
                                                                                        reimbursement     Annual
                                                                       Management       and/or waivers    Fund
Investment Funds                                                       Fees             as noted)         Expenses

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc
AIM V.I. Capital Appreciation Fund                                     0.62%            0.05%             0.67%
AIM V.I. International Equity Fund                                     0.75%            0.16%             0.91%
AIM V.I. Value Fund                                                    0.61%            0.05%             0.66%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Fund(1)                                                 1.00%            0.06%             1.06%
Real Estate Investment Fund(2)                                         0.08%            0.87%             0.95%

COVA SERIES TRUST(3)
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Fund                                                     0.68%            0.18%             0.86%
Small Cap Stock Fund                                                   0.85%            0.27%             1.12%
International Equity Fund                                              0.80%            0.28%             1.08%
Quality Bond Fund                                                      0.55%            0.10%             0.65%
Large Cap Stock Fund                                                   0.65%            0.10%             0.75%

Advisor: Lord, Abbett & Co.
Bond Debenture Fund                                                    0.75%            0.10%             0.85%
Mid-Cap Value Fund                                                     1.00%            0.30%             1.30%
Large Cap Research Fund                                                1.00 %           0.30%             1.30%
Developing Growth Fund                                                 0.90 %           0.30%             1.20%
Lord Abbett Growth & Income Fund(4)                                    0.65 %           0.07%             0.72%

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund                                                      0.125%           0.08%            0.205%


GOLDMAN SACHS VARIABLE INSURANCE TRUST(5)
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund                                   0.75%            0.15%             0.90%

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund                                1.00%            0.25%             1.25%
Goldman Sachs Global Income Fund                                       0.90%            0.15%             1.05%

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Fund(6)                                         0.75%            0.05%             0.80%
Kemper Government Securities Fund                                      0.55%            0.11%             0.66%
Kemper Small Cap Growth Fund                                           0.65%            0.05%             0.70%

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series                                         0.90%            0.40%             1.30%

MFS(R) VARIABLE INSURANCE TRUST(SM)(7)
Advisor: MFS Investment Management(R)
MFS Emerging Growth Fund                                               0.75%            0.10%             0.85%
MFS Research Fund                                                      0.75%            0.11%             0.86%
MFS Growth With Income Fund                                            0.75%            0.13%             0.88%
MFS High Income Fund                                                   0.75%            0.28%             1.03%
MFS Global Governments Fund(8)                                         0.75%            0.26%             1.01%

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                                        0.74%            0.04%             0.78%
Oppenheimer Bond Fund/VA                                               0.72%            0.02%             0.74%
Oppenheimer Capital Appreciation Fund/VA                               0.72%            0.03%             0.75%
Oppenheimer Main Street Growth and Income Fund/VA                      0.74%            0.05%             0.79%
Oppenheimer Strategic Bond Fund/VA                                     0.74%            0.06%             0.80%

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund-Class IA Shares                       0.46%            0.04%             0.50%
Putnam VT International Growth Fund-Class IA Shares                    0.80%            0.27%             1.07%
Putnam VT International New Opportunity Fund-
Class IA Shares(9)                                                     1.18%            0.42%             1.60%
Putnam VT New Value Fund-Class IA Shares                               0.70%            0.11%             0.81%
Putnam VT Vista Fund-Class IA Shares                                   0.65%            0.12%             0.77%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund                                      1.25%            0.41%             1.66%

Advisor: Templeton Investment Counsel, Inc
Templeton International Fund                                           0.69%            0.17%             0.86%

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund(10)                                     0.00%            1.00%             1.00%


RUSSELL INSURANCE FUNDS(11)
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund                                                0.49%            0.43%             0.92%
Aggressive Equity Fund                                                 0.51%            0.74%             1.25%
Non-U.S. Fund                                                          0.00%            1.30%             1.30%
Real Estate Securities Fund                                            0.85%            0.30%             1.15%
Core Bond Fund                                                         0.12%            0.68%             0.80%

(1) The adviser to the Fund discontinued the expense reimbursement with respect to the Premier Growth Portfolio effective May 1, 1998.

(2) The expenses shown with respect to the Real Estate Investment Portfolio are net of voluntary reimbursements. Expenses have been capped at .95% annually and the adviser to the Fund intends to continue such reimbursements for the foreseeable future. The estimated expenses for the Real Estate Investment Portfolio, before reimbursement, are: .90% management fees and 1.41% for other expenses.

(3) Since May 1, 1996, Cova has been reimbursing the Investment Funds of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Effective May 1, 1999, Cova discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also beginning May 1, 1999, Cova is reimbursing the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%, instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio and 1.70% for the Developing Growth Portfolio.

(4)  Estimated.  The  Portfolio  commenced  investment  operations on January 8,
     1999.

(5) The investment advisers to the Goldman Sachs Growth and Income, International Equity and Global Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.25% and 0.15% per year of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Annual Fund Expenses" for the Goldman Sachs Growth and Income, International Equity and Global Income Funds would be 1.94% and 2.69%, 1.97% and 2.97% and 2.40% and 3.30%, respectively. The reductions or limitations may be discontinued or modified by the investment advisers in their discretion at any time.

(6) Pursuant to its agreement with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 1999, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper Small Cap Value Portfolio to .84%. The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.

(7) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(8) MFS has agreed to bear expenses for the MFS Global Governments Series, subject to reimbursement by the series, such that the series' "Other Expenses" do not exceed 0.25% of the average daily net assets of the series during the current fiscal year. Absent the expense reimbursement, the Total Annual Fund Expenses for the year ended December 31, 1998, would have been 1.11% for the MFS Global Governments Series. The payments made by MFS on behalf of the series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment, the series' "Other Expenses" will not exceed the percentage set forth above for the series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date provided that the arrangement will continue for the series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series.

(9) The Management Fees and Total Annual Portfolio Expenses reflect an expense limitation. In the absence of the expense limitation, the Management Fees and Total Annual Fund Expenses would have been 1.20% and 1.62%, respectively.

(10) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Fund Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Fund Expenses in 1998 before any waivers were as follows: 0.60%, 2.27% and 2.87% for the Mutual Shares Investments Fund.

(11) The manager of Russell Insurance Funds, Frank Russell Investment Management Company, has contractually agreed to waive, at least until April 30, 2000, a portion of the management fee, up to the full amount of that fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual Fund Expenses" and to reimburse the Fund for all remaining expenses, after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Fund Expenses." Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.21% for the Multi-Style Equity Fund; .95% and 1.67% for the Aggressive Equity Fund; .95% and 2.37% for the Non-U.S. Fund; .85% and 1.15% for the Real Estate Securities Fund; and .60% and 1.28% for the Core Bond Fund.

*    Deductions for surrenders, partial withdrawals and transfers.

     Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Accumulation Account Value of your Policy to help us recover the costs of selling and issuing the Policy.

     The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

     There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

     If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

     Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.

Death Benefit

The amount of the death benefit depends on:

     *    the Face Amount of your Policy;

     * the death benefit option in effect at the time of the Last Insured's death; and

     * under some circumstances the Accumulation Account Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value of your Policy on the date of the Last Insured's death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Accumulation Account Value of your Policy on the date of the Last Insured's death, or the Accumulation Account Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value on the date of the Last Insured's death multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the younger Insured's Attained Age 100, the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also decrease the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can terminate your Policy at any time during the lifetime of either Insured and we will pay you the Cash Surrender Value of your Policy. At any time during either of the Insureds' lifetimes and before the Policy has terminated, you may withdraw a part of your Accumulation Account Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Accumulation Account Value of your Policy.

Other Information

Free Look. You can cancel the Policy within 20 days after you receive it or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. In the state of California, if you are 60 years or older on the Issue Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Policy's Account Value plus any fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, cost of insurance, monthly Policy charge, percent of premium charge, and mortality and expense risk charge) deducted from the Account Value as of the day we receive your returned Policy. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market Fund until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Accumulation Account Value and any subsequent premiums as you requested.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

         *        create or conserve one's estate;
         *        supplement retirement income; and
         *        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of one of the Insureds, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of one of the Insureds.

Additional Features. The following additional features are offered:

     * you can arrange to have a regular amount of money automatically transferred from the Money Market Fund to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     * you can arrange to automatically readjust your Accumulation Account Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

     * we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about purchasing a Policy, please contact us at:

         Cova Life Sales Company
         One Tower Lane, Suite 3000
         Oakbrook Terrace, IL 60181
         800-523-1661

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our service center:

         Cova Financial Life Insurance Company
         P.O. Box 66757
         St. Louis, MO 63166-6757
         (877) 357-4419


                                     PART I

1.  The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insureds. It has an Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year, and if surrender charges and any partial withdrawal fee is insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When both of the Insureds die, the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.  Purchases

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about both of the proposed Insureds. In some cases, we will ask for additional information. We may request that the proposed Insureds provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If Cova receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then Cova reserves the right to:

     (1)  refuse that premium payment, or

     (2) require additional evidence of insurability before it accepts the premium.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

     * the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insureds within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

     * the Cash Surrender Value is not sufficient to cover the monthly deduction (except for reasons stated above);

     * the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

     *    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

If the Last Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

     *    submit a written request for reinstatement;

     * submit proof satisfactory to us that both of the Insureds are still insurable at the risk class that applies for the latest Face Amount portion then in effect (if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

     * pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

     * pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date on or following the day we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

     *    the amount of any Policy loan reinstated;

     * increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if an Insured who was living at the time of lapse dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

         *        a Tax Charge for premium taxes and Federal taxes; and
         *        a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the Money Market Fund. Once the free look period expires, the Accumulation Account Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the minimum percentage that may be allocated is 5% of the Net Premium and the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

Accumulation Account Value of your Policy

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Method of Determining Accumulation Account Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Accumulation Account Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

     (1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

     (3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

     (4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

     (6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

     (8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

     (9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

     (10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

     (5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

                  Policy                    Percentage of                       Effective
                  Years                     Avg. Net Assets                     Annual Rate
                  1-10                          0.0015027                           0.55%
                  11-20                         0.0012301                           0.45%
                  21+                           0.0009572                           0.35%;

                  divided by

     (6)  The value of the assets at the end of the preceding Valuation Period.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.  Investment Funds

There are currently 46 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of twelve open-end, diversified management investment companies: (1) AIM Variable Insurance Funds, Inc., (2) Alliance Variable Products Series Fund, Inc., (3) Cova Series Trust, (4) General American Capital Company, (5) Goldman Sachs Variable Insurance Trust, (6) Kemper Variable Series, (7) Liberty Variable Investment Trust, (8) MFS Variable Insurance Trust, (9) Oppenheimer Variable Account Funds, (10) Putnam Variable Trust, (11) Templeton Variable Product Series Fund, and (12) Russell Insurance Funds. You can only invest in up to 15 of the Investment Funds and the General Account at any one time.

Purchasers should read this prospectus and the prospectuses for the above listed investment companies carefully before investing.

The following is a list of the Investment Funds and investment managers available under the Policy:

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Portfolio
Real Estate Investment Portfolio

COVA SERIES TRUST
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

Advisor: Lord, Abbett & Co.
Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth & Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund
Goldman Sachs Global Income Fund

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Portfolio
Kemper Government Securities Portfolio
Kemper Small Cap Growth Portfolio

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia)

MFS(R) VARIABLE INSURANCE TRUST(SM)
Advisor: MFS Investment Management (R)
MFS Emerging Growth Series
MFS Research Series
MFS Growth With Income Series
MFS High Income Series
MFS Global Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer Strategic Bond Fund/VA

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT International Growth Fund - Class IA Shares
Putnam VT International New Opportunities Fund - Class IA Shares
Putnam VT New Value Fund - Class IA Shares
Putnam VT Vista Fund - Class IA Shares (a stock portfolio)

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund

Advisor: Templeton Investment Counsel, Inc.
Templeton International Fund

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund

RUSSELL INSURANCE FUNDS
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund
Aggressive Equity Fund
Non-U.S. Fund
Real Estate Securities Fund
Core Bond Fund

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may substitute one of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

     (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

     (b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and are disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the Money Market Fund to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

     1)   the value of the Money Market Fund is completely depleted; or

     2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

     Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

     Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transaction charges.

4.  Expenses

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge currently is 2.35% of premium payments. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

         Policy Year 1              :       15% of premium up to Target Premium; 5% of premium above Target Premium
         Policy Years 2-10          :       5% of all premium paid
         Policy Years 11+           :       2% of all premium paid

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Selection and Issue Expense Charge

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insureds.

Monthly Policy Charge

We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of both Insureds and the fact that the death benefit is not payable until the death of the Last Insured. Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insureds at issue. The monthly cost of insurance rates generally increase as the Insureds' Attained Ages increase.

The rate class of the Insureds also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place Insureds into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Ages of the Insureds. Higher rates apply if either Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non-smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

     (1)  the death  benefit at the  beginning  of the Policy  month  divided by
          1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

     (2)  the Accumulation Account Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:


                           Daily
      Policy              Charge              Annual
       Years              Factor            Equivalent
------------------- ------------------- ------------------
       1-10              .0015027%            0.55%
       11-20             .0012301%            0.45%
        21+              .0009572%            0.35%

This deduction is guaranteed not to increase while the Policy is in force. This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

         *        upon surrender or lapse of the Policy;
         *        upon a partial withdrawal;
         *        upon a Pro-Rata Surrender; or
         *        upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the Prospectus and sales literature.

The surrender charge percentage is shown in the following table.


        If surrender or lapse occurs in                  The percentage of the annual
        the last month of Policy Year:                    Target Premium payable is:
----------------------------------------------- -----------------------------------------------
                  1 through 5                                         45%
                       6                                              40%
                       7                                              30%
                       8                                              20%
                       9                                              10%
                 10 and later                                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Investment Fund Expenses

The expenses of the Investment Funds are shown in the summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.  DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Accumulation Account Value of your Policy on the date of the Last Insured's death and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

     *    the Face Amount; or

     * the Accumulation Account Value of your Policy on the date of the Last Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100" shown below.

Option B. The amount of the death benefit under Option B is the greater of:

     * the Face Amount plus the Accumulation Account Value of your Policy on the date of the Last Insured's death; or

     * the Accumulation Account Value of your Policy on the date of the Last Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100" shown below.

            Applicable Percentage of Accumulation Account Value Table
                     For Younger Insureds Less Than Age 100


        Younger Insured Person's Age                  Policy Accumulation Account
                                                       Value Multiple Percentage
                40 or under                                       250%
                     45                                           215%
                     50                                           185%
                     55                                           150%
                     60                                           130%
                     65                                           120%
                     70                                           115%
                  78 to 90                                        105%
                  95 to 99                                        101%

For ages that are not shown on this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

     *    the Face Amount; or

     * the Accumulation Account Value of your Policy on the date of the Last Insured's death multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the younger Insured's Attained Age is 100, then the Death Benefit will be 101% of the Policy's Accumulation Account Value.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.

Decrease in Face Amount

Subject to certain limitations set forth below, you may decrease (but not increase) the Face Amount of a Policy once each Policy year after the first Policy year. A written request is required for a reduction in the Face Amount. A reduction in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested decrease must be at least $5,000 ($2,000 for policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements.

6.  TAXES

NOTE: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Last Insured.

Taking Money out of Your Policy

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2 ; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Tax Status" in Part II for more details.

Diversification

The Internal Revenue Code provides that the underlying investments for a variable life insurance policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy. The loan value is:

     * the Accumulation Account Value of the Policy on the date the loan request is received; less * interest to the next loan interest due date; less

     *    anticipated  monthly  deductions  to the next loan  interest due date;
          less

     *    any existing loan; less

     *    any surrender charge; plus

     * interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while either Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (see Purchases - Lapse and Grace Period.) A lapse of the Policy with a loan outstanding may have federal income tax consequences (see "Federal Tax Status").

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

                           For Loans                          Annual
                           Outstanding During                 Interest Rate
                           Policy Years     1-10              4.50%
                           Policy Years     11-20             4.25%
                           Policy Years     21+               4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Last Insured and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a)   $500 from an Investment Fund or the General Account; or
b)   the Policy's Accumulation Account Value in an Investment Fund.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

     (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

     (2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for a partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.



Pro-Rata Surrender

After the first Policy year, you can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro- Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Last Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8. OTHER INFORMATION

Cova

Cova Financial Life Insurance Company (Cova) was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation, and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Cova, which on that date changed its name to Cova Financial Life Insurance Company. On August 26, 1999, it was announced that The Metropolitan Life Insurance Company would purchase General American Life. Metropolitan Life is one of the country's oldest and most financially sound life insurance organizations.

Cova is presently licensed to do business in the state of California.

Distribution

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the Policies. Life Sales is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of Target Premium and 4.0% of excess premiums paid in Policy year 1. In renewal years, the commissions will equal up to 5.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. In addition, broker-dealers will receive annually, asset-based compensation equal up to .25% of Cash Value for all Policy years beginning the 13th month. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commission.

Year 2000

We have developed and initiated plans to assure that our computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various Investment Funds underlying the Separate Account.

Although an assessment of the total cost of implementing these plans has not been completed, the total amounts to be expended are not expected to have a material effect on our financial position or results of operations. We believe that we have taken all reasonable steps to address these potential problems. There can be no guarantee, however, that the steps taken will be adequate to avoid any adverse impact.

The Separate Account

We established a separate account, Cova Variable Life Account Five (Separate Account), to hold the assets that underlie the policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

     4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

Ownership

Owner. The Insureds jointly are the Owner of the Policy unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not one or both of the Insureds, the owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Last Insured. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Last Insured dies. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors

The directors and executive officers of Cova and their principal occupations for the past five years are as follows:

                               Principal Occupation During
Name                           the Past 5 Years
----                           ----------------
John W. Barber***              Director of Cova - June, 1995 to present; Director of First Cova Life Insurance
                               Company (FCLIC) - June, 1995 to present; Director of Cova Financial Services Life
                               Insurance Company (CFSLIC) - June, 1995 to present; Vice President and Controller of General American Life Insurance Company - December, 1984 to present; President and Director of Equity Intermediary Company - October, 1988 to present.

William P. Boscow*             Vice President of Cova and CFSLIC - 1996 to present; Senior Vice President of
                               Cova Life Management (CLMC), February, 1999 to present; First Vice President of CLMC, 1996 - January 1999.

Constance A. Doern****         Vice President of Cova - 1997 to present, prior thereto Assistant Vice President from 1990 to 1995; Vice President of CFSLIC - 1997 to present, prior thereto
                               Assistant Vice President from 1990 to 1995; Vice President of FCLIC - 1997 to present, prior thereto Assistant Vice President from 1993 to 1995; Vice President of J&H/KVI - 1989 to 1998; Vice President of Cova Life Administration Services
                               Company (CLASC) - 1998 to present.

Patricia E. Gubbe*             Vice President of Cova - 1989 to present; Vice President of CFSLIC - 1989 to present; Vice President of FCLIC - 1992 to present; First Vice President of CLMC -
                               1996 to present, prior thereto Vice President from 1989 to 1996; President and
                               Chief Compliance Officer of CLSC from February, 1999 to present; Vice President and Chief Compliance Officer of CLSC -1989 to January, 1999.

Philip A. Haley*               Executive Vice President of Cova - May 1997 to present, prior thereto Vice
                               President from 1990 to 1997 and Assistant Vice President from 1989 to 1990;
                               Executive Vice President of FCLIC - May, 1997 to present, prior thereto Vice
                               President from 1995 to 1997; Executive Vice President of CFSLIC - May 1997 to
                               present, prior thereto Vice President from 1990 to 1997 and Assistant Vice
                               President from 1989 to 1990; Executive Vice President of CLMC from May, 1997 to present, prior thereto Senior Vice President from 1996 to 1997 and Vice President from 1990 to 1996 and Assistant Vice President from 1989 to 1990; Vice President of CLSC from 1991 to present, prior thereto Assistant Vice President from 1989 to
                               1991.

J. Robert Hopson*              Vice President, Chief Actuary and Director of Cova - 1991 to present; Vice
                               President, Chief Actuary and Director of CFSLIC - 1991 to present; Vice President,
                               Chief Actuary and Director of FCLIC - 1992 to present; Senior Vice President,
                               Chief Actuary and Director of CLMC - 1996 to present, prior thereto Vice President and Director from 1993 to 1996 and Vice President from 1991 to 1993.

E. Thomas Hughes, Jr.**        Treasurer and Director of Cova - June, 1995 to present; Treasurer and Director of
                               CFSLIC - June, 1995 to present; Treasurer of FCLIC - June, 1995 to present;
                               Corporate Actuary and Treasurer of General American Life Insurance Company -
                               October, 1994 to present. Formerly, Executive Vice President - Group Pensions,
                               General American Life Insurance Company - March, 1990 to October, 1994. In
                               addition to the Cova companies, Director of the following General American subsidiary companies: Paragon Life Insurance Company and RGA Reinsurance Company -
                               October, 1994 to present. Treasurer of the following General American subsidiary companies: Paragon Life Insurance Company, General Life Insurance Company of
                               America, General Life Insurance Company, General American Holding Company, Red Oak
                               Realty Company, Gen Mark Incorporated, Walnut Street Securities, Inc., Walnut
                               Street Advisers Inc., White Oak Royalty Company, Walnut Street Funds, Inc., and
                               RGA Reinsurance Company -October, 1994 to present.

Douglas E. Jacobs*             Vice President of Cova - 1985 to present; Vice President of CFSLIC - 1985 to present; Vice President of CLMC - 1985 to present.

Lisa O. Kirchner****           Vice President of Cova - 1997 to present, prior thereto Assistant Vice President from 1990 to 1995; Vice President of CFSLIC - 1997 to present, prior thereto
                               Assistant Vice President from 1988 to 1995; Vice President of FCLIC - 1997 to present, prior thereto Assistant Vice President from 1993 to 1995; Vice President of J&H/KVI - 1985 to 1998; Vice President of CLASC - 1998 to present.

Richard A. Liddy**             Chairman of the Board of Directors of Cova, CFSLIC, FCLIC, CLMC, Advisory and Cova
                               Investment Allocation Corporation (Allocation) - April, 1997 to present; Chairman of the Board, President and Chief Executive Officer of General American Life
                               Insurance Company - May, 1992 to present; Mr. Liddy also holds various positions with the General American subsidiaries as follows: Chairman of the Board and
                               President of General American Mutual Holding Company, GenAmerica Corporation and
                               General American Holding Company; Chairman of the Board of Security Equity Life
                               Insurance Company, Conning Corporation, The Walnut Street Funds, Inc., General
                               American Capital Company, Reinsurance Group of America, Inc., RGA Life Reinsurance
                               Company of Canada, and RGA Reinsurance Company.

William C. Mair*               Vice President and Director of Cova, CFSLIC and FCLIC from 1995 to present;
                               Vice President, Controller and Director of Cova from 1995 to 1998, prior thereto Vice President, Controller, Treasurer and Director. Vice President,
                               Controller and Director of CFSLIC from 1995 to 1998, prior thereto Vice
                               President, Controller, Treasurer and Director; Director of FCLIC from 1993 to present; Vice President, Controller and Director of FCLIC from 1992 to 1998;
                               Secretary of FCLIC from 1992 to 1995; Vice President, Treasurer, Controller and
                               Director of Advisory - 1993 to present; Vice President, Treasurer, Controller and
                               Director of Allocation - 1994 to present; Director of CLSC - 1992 to present;
                               Senior Vice President, Treasurer, Controller and Director of CLMC - 1989 to
                               present; Vice President, Treasurer, Controller, Chief Financial Officer, Chief
                               Accounting Officer and Trustee of Cova Series Trust (Trust) - 1996 to present.

Matthew P. McCauley**          Assistant Secretary and Director of Cova - June, 1995 to present; Assistant
                               Secretary and Director of CFSLIC - June, 1995 to present; Assistant Secretary and
                               Director of FCLIC - June, 1995 to present; Associate General Counsel and Vice
                               President of General American Life Insurance Company - 1973 to present; also,
                               Director, Vice President, General Counsel and Secretary for several other General
                               American subsidiaries including Equity Intermediary Company, Red Oak Realty
                               Company, and White Oak Royalty Company; General American Holding Company and
                               Paragon Life Insurance Company. General Counsel and Secretary, Reinsurance Group
                               of America, Incorporated. Director and Secretary, General American Capital
                               Company. General Counsel and Secretary, Conning Corporation. General Counsel,
                               Conning Asset Management Company. Director of RGA Reinsurance Company, Walnut
                               Street Securities, Inc. Secretary to the Walnut Street Funds, Inc.

Mark E. Reynolds*              Executive Vice President and Director of Cova - May, 1997 to present; Executive
                               Vice President and Director of CFSLIC - May, 1997 to present; Executive Vice
                               President and Director of FCLIC - May, 1997 to present; Executive Vice
                               President of CLMC - May, 1997 to present; Executive Vice President and
                               Director of Advisory - December, 1996 to present; Executive Vice President,
                               Chief Financial Officer and Director of FCLIC - May, 1997 to present,
                               Executive Vice President and Director of Allocation - December, 1996 to present.

Myron H. Sandberg*             Vice President of Cova - 1985 to present; Vice President of CFSLIC - 1985 to present; and CLMC - 1989 to present.

John W. Schaus*                Vice President of Cova and CFSLIC - 1988 to present; First Vice President of
                               CLMC from January, 1999 to present; prior thereto, Vice President of CLMC -
                               1989 to 1998.

Bernard J. Spaulding*          Senior Vice President and General Counsel of Cova, CFSLIC, FCLIC and CLMC since
                               March, 1999; Secretary of Cova, CFSLIC, FCLIC and CLMC since July, 1999.

Lorry J. Stensrud*             President and Director of Cova from June, 1995 to present, prior thereto Executive
                               Vice President; President and Director of CFSLIC from June, 1995 to present, prior thereto Executive Vice President; President and Director of FCLIC from June, 1995 to present, prior thereto Executive Vice President; President and Director of CLMC
                               from June, 1995 to present, prior thereto Executive Vice President only; President and Director of Advisory from 1993 to present; President and Director of
                               Allocation from 1994 to present. Director of CLSC from 1989 to present; President,
                               Chief Executive Officer and Trustee of Trust - 1996 to present.

Joann T. Tanaka*               Senior Vice President of Cova and CFSLIC - January, 1999 to present; prior thereto,
                               Vice President of Cova and CFSLIC from July, 1998 to December, 1998; Senior Vice
                               President, Conning Asset Management, General American - June, 1987 to June, 1998.
                               Director of CFSLIC, Cova and FCLIC from September 1999 to present.

Peter L. Witkewiz*             Vice President and Controller of Cova, CFSLIC and FCLIC - July 1998 to present;
                               Vice President of Cova, CFSLIC and FCLIC - 1993 to June, 1998.

*    Business Address: Cova, One Tower Lane, Suite 3000, Oakbrook Terrace, IL 60181
**   Business Address: General American, 700 S. Market Street, St. Louis, MO 63101
***  Business Address: General American, 13045 Tesson Ferry Road, St. Louis, MO 63128
**** Business Address: Cova Life Administration Services Company, 4700 Westown Parkway,
                       Bldg. 4, Suite 200, West Des Moines, IA 50266



Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the funds in our own right, we may elect to do so.

The voting interests of the Owner in the funds will be determined as follows: owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an investment fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment Policy initiated by owners or trustees/directors of the funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions


Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest the validity of the Policy, except in the case of fraud, after it has been in effect during the lifetime of either Insured for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if either Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See Expenses - Charge for Additional Benefit Riders.) Certain restrictions may apply and are described in the applicable rider.

Anniversary Partial Withdrawal Rider - This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount. A contingent deferred sales charge will still apply.

Lifetime Coverage Rider - This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Cash Value.

Secondary Guarantee Rider - This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider - This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider - This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

Divorce Split Rider - This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy.

Estate Preservation Term Rider - This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.


Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance Policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section  1.817-5),  which  established  diversification   requirements  for  the
investment funds underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments;
(iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the Indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

Experts

The balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998 have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

Financial Statements

Financial Statements of the Separate Account and Company are provided below.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
June 30, 1999
Unaudited


Assets:
    Investments:
      Cova Series Trust (Trust):
        Lord Abbett Growth and Income Portfolio            1,837 shares at a net asset value of $23.682058 per share  $     43,512
        Bond Debenture Portfolio                             983 shares at a net asset value of $12.503713 per share        12,290
        Small Cap Stock Portfolio                          1,046 shares at a net asset value of $12.704940 per share        13,286
        Large Cap Stock Portfolio                          3,106 shares at a net asset value of $20.430631 per share        63,449
        Select Equity Portfolio                            2,825 shares at a net asset value of $17.903279 per share        50,571
        International Equity Portfolio                     1,457 shares at a net asset value of $13.590555 per share        19,801
      General American Capital Company (GACC):
        Money Market Fund                                 32,922 shares at a net asset value of $19.715236 per share       649,058
                                                                                                                        -----------
             Total assets                                                                                             $    851,967
                                                                                                                        ===========


Net Assets:
    Accumulation units:
      Trust Lord Abbett Growth and Income                  3,553  accumulation units at $12.247286 per unit   $     43,512
      Trust Bond Debenture                                 1,186  accumulation units at $10.364187 per unit         12,290
      Trust Small Cap Stock                                1,409  accumulation units at  $9.427602 per unit         13,286
      Trust Large Cap Stock                                4,636  accumulation units at $13.686681 per unit         63,449
      Trust Select Equity                                  3,955  accumulation units at $12.785358 per unit         50,571
      Trust International Equity                           1,774  accumulation units at $11.162725 per unit         19,801
      GACC Money Market                                   60,541  accumulation units at $10.720997 per unit        649,058
                                                                                                                -----------
             Net assets                                                                                       $    851,967
                                                                                                                ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Commencement of operations through June 30, 1999
Unaudited


                                                                          Trust                                GACC
                                        -------------------------------------------------------------------  ----------
                                         Lord Abbett            Small      Large
                                         Growth and     Bond     Cap        Cap       Select   International   Money
                                          Income     Debenture  Stock      Stock      Equity      Equity       Market       Total
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------
Investment income:
    Dividends                        $           -          -        -           -          -            -           -           -
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

Net realized gain (loss) on investments:
      Realized gain (loss) on sale of
        portfolio shares                         2          -        -           -          -           (1)        530         531
      Realized gain distributions                -          -        -           -          -            -           -           -
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------
           Net realized gain (loss)              2          -        -           -          -           (1)        530         531
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

Change in unrealized appreciation            1,131       (209)     787         938        559         (120)        374       3,460
                                        -----------  ---------  -------  ----------  ---------  -----------  ----------   ---------

           Net increase (decrease) in
             net assets from
             operations              $       1,133       (209)     787         938        559         (121)        904       3,991
                                        ===========  =========  =======  ==========  =========  ===========  ==========   =========

See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Commencement of operations through June 30, 1999
Unaudited

                                                                    Trust                                      GACC
                                       ------------------------------------------------------------------   ----------
                                       Lord Abbett              Small       Large
                                       Growth and   Bond         Cap         Cap      Select   International   Money
                                         Income    Debenture    Stock       Stock     Equity      Equity       Market       Total
                                       ----------  ---------  ---------   ---------   ---------  ---------  -----------  -----------
Increase (decrease) in net assets
 from operations:
  Investment income                  $         -        -           -           -           -          -            -            -
  Net realized gain (loss)                     2        -           -           -           -         (1)         530          531
  Change in unrealized appreciation        1,131     (209)        787         938         559       (120)         374        3,460

         Net increase (decrease)       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
           from operations                 1,133     (209)        787         938         559       (121)         904        3,991
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------

Contract transactions:
  Cova payments                                -        -           -           -           -          -          100          100
  Cova redemptions                             -        -           -           -           -          -            -            -
  Payments received from contract
    owners                                     -        -           -           -           -          -      850,000      850,000
  Transfers between sub-accounts,
    net                                   42,547   12,548      12,548      62,560      50,012     20,000     (200,215)           -
  Transfers for contract benefits,
    terminations and insurance
      charges                               (168)     (49)        (49)        (49)          -        (78)      (1,731)      (2,124)

         Net increase (decrease) in
           net assets from contract    ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
            transactions                  42,379   12,499      12,499      62,511      50,012     19,922      648,154      847,976
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------

         Net increase (decrease) in
           net assets                     43,512   12,290      13,286      63,449      50,571     19,801      649,058      851,967

Net assets at beginning of period              -        -           -           -           -          -            -            -
                                       ----------  -------   ---------   ---------   ---------  ---------  -----------  -----------
Net assets as end of period           $   43,512   12,290      13,286      63,449      50,571     19,801      649,058      851,967
                                       ==========  =======   =========   =========   =========  =========  ===========  ===========

See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(1)   Organization
      Cova Variable Life Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by Cova Financial Life Insurance Company (Cova) and exists in accordance with the regulations of the California Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by Cova.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by Cova.
         Cova Series Trust (Trust)                                 10 portfolios
         AIM Variable Insurance Funds, Inc. (AIM)                   2 portfolios
         General American Capital Company (GACC)                    1 portfolio
         Templeton Variable Products Series Fund (Templeton)        5 portfolios


(2)   Significant Accounting Policies
      (a)   Investment Valuation
            Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

      (b)   Reinvestment of Distributions
            With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

            GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (c)   Federal Income Taxes
            The operations of the Separate Account are included in the federal income tax return of Cova which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, Cova believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for any federal income taxes that would be attributable to the variable life policies.


(3)   Contract Charges and Fees
      There are contract charges and fees associated with the variable life insurance policy that are deducted from the policy account value that reduce the return on investment.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


      (a)   Insurance Charges
            The insurance charges are: (1) mortality and expense risk, (2) administrative, (3) tax expense and (4) cost of insurance. These charges are deducted from the policy account value on a monthly basis.

            For the first 10 years, the mortality and expense charge is equal, on an annual basis, to 0.90% of the policy account value, 1/12 of which is deducted each month. In succeeding years, the mortality and expense charge is equal, on an annual basis, to 0.75% of the policy account value, 1/12 of which is deducted each month. The administrative charge is equal, on an annual basis, to 0.40% of the policy account value, 1/12 of which is deducted each month. During the six months ending June 30, 1999, mortality and expense risk and administrative charges of $1,192 were deducted from the policy values in the Separate Account.

            During the first 10 years, a tax expense charge is deducted. The tax expense charge is equal, on an annual basis, to 0.40% (0.15% for federal tax and 0.25% for premium tax) of the policy account value, 1/12 of which is deducted each month. Premium taxes range from 0% to 4% and the premium tax charge is assessed regardless of the owner's actual state or local jurisdiction. During the six months ending June 30, 1999, tax expense charges of $367 were deducted from the policy values in the Separate Account.

            The cost of insurance charge deducted each month from the policy account value depends upon the sex, age and rating classification of the insured and whether the initial premium is 100% of the maximum premium limit. During the six months ending June 30, 1999, cost of insurance charges of $571 were deducted from the policy values in the Separate Account.

      (b)   Surrender Charges
            During the first 10 years, a surrender charge is deducted on withdrawals in excess of the annual withdrawal amount. The surrender charge is a percentage of the premium surrendered as follows:
                 policy years   1-3      7.5%      policy year     7       3.0%
                 policy year     4       6.0%      policy year     8       2.0%
                 policy year     5       5.0%      policy year     9       1.0%
                 policy year     6       4.0%      policy year    10+      0.0%

            During the first 10 years, a deferred premium tax charge is deducted on premium surrendered. The deferred premium tax charge is a percentage of the premium surrendered as follows:
                 policy year     1      2.25%      policy year     6      1.00%
                 policy year     2      2.00%      policy year     7      0.75%
                 policy year     3      1.75%      policy year     8      0.50%
                 policy year     4      1.50%      policy year     9      0.25%
                 policy year     5      1.25%      policy year    10+     0.00%

      (c)   Contract Fees
            An annual contract maintenance fee of $30 is imposed on all variable life contracts with policy values less than $50,000 on their policy anniversary. This fee covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the policy value is allocated.

            Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the policy among the available sub-accounts of the Separate Account. If more than 12 transfers have been made in the policy year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred, will be deducted from the policy account value. Transfers made in a dollar cost averaging program are not subject to the transfer fee.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(4)    Cost Basis of Investments
       The cost basis of each sub-account's investment follows:

       Trust Lord Abbett Growth and Income                    $ 42,381
       Trust Bond Debenture                                     12,499
       Trust Small Cap Stock                                    12,499
       Trust Large Cap Stock                                    62,511
       Trust Select Equity                                      50,012
       Trust International Equity                               19,921
       GACC Money Market                                       648,684
                                                         --------------
                                                             $ 848,507
                                                         ==============

(5)    Unit Fair Value
       A summary of accumulation unit values, net assets and total return for each sub-account follows:


                                                         Accumulation
                                                             Unit          Net Assets       Total
                                           Commenced         Value        (in thousands)    Return
                                          Operations        6/30/99         6/30/99          1999
                                         --------------  --------------   -------------  -------------

       Trust Lord Abbett Growth and Income     4/30/99      $12.247286            $ 44          3.81%
       Trust Bond Debenture                    4/29/99       10.364187              12         -1.70%
       Trust Small Cap Stock                   4/29/99        9.427602              13          5.92%
       Trust Large Cap Stock                   4/29/99       13.686681              63          2.38%
       Trust Select Equity                     6/29/99       12.785358              51          1.10%
       Trust International Equity               5/4/99       11.162725              20         -0.61%
       GACC Money Market                        3/1/99       10.720997             649          1.55%

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(6)    Realized Gain (Loss) and Change in Unrealized Appreciation
       The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation for each sub-account during the six months ending
       June 30, 1999 and the year ending December 31, 1998 follows:

                                                                                 Realized Gain (Loss)
                                                          ---------------------------------------------------------------
                                                              Aggregate           Aggregate Cost
                                                           Proceeds from Sales   of Portfolio Shares       Realized
                                                           of Portfolio Shares       Redeemed             Gain (Loss)
                                                          ------------------    ------------------    -------------------
       Trust Lord Abbett Growth and Income                            $ 168           $ 166                    $ 2
       Trust Bond Debenture                                              49              49                      -
       Trust Small Cap Stock                                             49              49                      -
       Trust Large Cap Stock                                              -               -                      -
       Trust Select Equity                                                -               -                      -
       Trust International Equity                                        77              78                     (1)
       GACC Money Market                                            200,311         199,781                    530



                                                                         Unrealized Appreciation (Depreciation)
                                                          ---------------------------------------------------------------
                                                             Appreciation          Appreciation
                                                            (Depreciation)        (Depreciation)
                                                            End of Period        Beginning of Period        Change
                                                          ------------------    -----------------------------------------
       Trust Lord Abbett Growth and Income                          $ 1,131              $ -                $ 1,131
       Trust Bond Debenture                                            (209)               -                   (209)
       Trust Small Cap Stock                                            787                -                    787
       Trust Large Cap Stock                                            938                -                    938
       Trust Select Equity                                              559                -                    559
       Trust International Equity                                      (120)               -                   (120)
       GACC Money Market                                                374                -                    374

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
June 30, 1999
Unaudited


(7)    Unit Transactions
       The change in the number of units for each sub-account follows:


                                                                               Trust                                       GACC
                                          ---------------------------------------------------------------------------  -------------
                                           Lord Abbett                 Small        Large
                                           Growth and       Bond        Cap          Cap        Select    International   Money
                                             Income       Debenture    Stock        Stock       Equity       Equity       Market
                                          -------------   ---------  ---------   ----------  -----------   ----------  -----------
Accumulation units:
       Unit balance at 12/31/98

         Cova units purchased                        -           -          -            -            -            -           10
         Cova units redeemed                         -           -          -            -            -            -            -
         Contract units purchased                    -           -          -            -            -            -       79,440
         Contract units transferred, net         3,567       1,191      1,415        4,640        3,955        1,781      (18,747)
         Contract units redeemed                   (14)         (5)        (6)          (4)           -           (7)        (162)
                                          -------------   ---------  ---------   ----------  -----------   ----------  -----------
       Unit balance at 6/30/99                   3,553       1,186      1,409        4,636        3,955        1,774       60,541
                                          =============   =========  =========   ==========  ===========   ==========  ===========




COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements (Unaudited)

June 30, 1999 and 1998




COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

(In thousands)

                                                                     June 30,
                                                                        1999              December 31,
                                                                    (Unaudited)              1998
                                                                 ----------------      ------------------
Assets

Investments:

  Debt securities available for sale at fair value
    (cost of $105,997 in 1999 and $99,228 in 1998)                   $103,276               $100,658

 Mortgage loans, net of allowance for potential loan loss               4,508                  5,245

 Policy loans                                                           1,054                  1,223
                                                                        -----                  -----

Total investments                                                     108,838                107,126
                                                                      -------                -------

Cash and cash equivalents - interest bearing                            5,831                  5,789

Cash - non-interest bearing                                             1,419                  1,200

Accrued investment income                                               1,744                  1,641

Deferred policy acquisition costs                                      12,882                  9,142

Present value of future profits                                         1,009                    854

Goodwill                                                                1,758                  1,813

Deferred tax benefits, net                                              1,130                    585

Receivable from OakRe                                                  27,058                 35,312

Other assets                                                              639                    516

Separate account assets                                               160,272                127,873
                                                                      -------                -------

Total assets                                                         $322,580               $291,851
                                                                     ========               ========

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets, Continued

(In thousands)

                                                                            June 30,
                                                                              1999                December 31,
Liabilities and Shareholder's Equity                                       (Unaudited)                1998
                                                                         --------------          --------------
Policyholder deposits                                                       $131,604                $135,106

Future policy benefits                                                         6,596                   6,191

Payable on purchase of securities                                              1,000                      27

Accounts payable and other liabilities                                         1,543                   1,653

Federal and state income taxes payable                                           377                     172

Future purchase price payable to OakRe                                           281                     342

Guaranty fund assessments                                                      1,000                   1,000

Separate account liabilities                                                 160,270                 127,871
                                                                             -------                 -------

Total liabilities                                                            302,671                 272,362
                                                                             -------                 -------

Shareholder's equity:

  Common stock                                                                 2,800                   2,800

  Additional paid-in capital                                                  15,523                  14,523

  Retained earnings                                                            2,218                   1,833

  Accumulated other comprehensive income (loss), net of tax                    (632)                     333
                                                                               -----                     ---

Total shareholder's equity                                                    19,909                  19,489
                                                                              ------                  ------

Total liabilities and shareholder's equity                                  $322,580                $291,851
                                                                            ========                ========

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Income (Unaudited)

(In thousands)

                                                           Six months ended                Three months ended
                                                                June 30,                         June 30,
                                                            1999           1998           1999            1998
                                                           ---------------------          ---------------------
Revenues:

Premiums                                                   $1,448          $592          $1,273           $536

Net investment income                                       3,855         3,737           1,956          1,825

Net realized investment losses                                (4)          (29)            (42)           (35)

Separate account fees                                       1,004           612             537            341

Other income                                                  160            29              78             12
                                                              ---            --              --             --

Total revenues                                              6,463         4,941           3,802          2,679
                                                            -----         -----           -----          -----

Benefits and expenses:

Interest on policyholder deposits                           2,953         2,697           1,481          1,270

Current and future policy benefits                          1,694           746           1,430            562

Operating and other expenses                                  764           877             462            398

Amortization of purchased intangible assets                    91            88              45             45

Amortization of deferred acquisition costs                    396           254             207            146
                                                              ---           ---             ---            ---

Total benefits and expenses                                 5,898         4,662           3,625          2,421
                                                            -----         -----           -----          -----

Income before income taxes                                    565           279             177            258
                                                              ---           ---             ---            ---

Income tax expense(benefit):

Current                                                       205          (10)           (200)            320

Deferred                                                     (25)           130             255          (220)
                                                             ----           ---             ---          -----

Total income tax expense                                      180           120              55            100
                                                              ---           ---              --            ---

Net income                                                   $385          $159            $122           $158
                                                             ====          ====            ====           ====

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Shareholder's Equity (Unaudited)

(In thousands)

                                                                            For the periods ended
                                                                          6/30/99            12/31/98
                                                                        ------------       ------------
Common stock, at beginning and end of period                               $2,800             $2,800
                                                                           ------             ------

Additional paid-in capital:

Balance at beginning of period                                             14,523             13,523

Capital contribution                                                        1,000              1,000
                                                                            -----              -----

Balance at end of period                                                   15,523             14,523
                                                                           ------             ------

Retained earnings:

Balance at beginning of period                                              1,833              1,023

Net income                                                                    385                810
                                                                              ---                ---

Balance at end of period                                                    2,218              1,833
                                                                            -----              -----

Accumulated other comprehensive income:
                                                                              333                145
Balance at beginning of period

Change in unrealized appreciation (depreciation) of debt
   securities                                                              (4,151)               794

Change in deferred acquisition costs attributable to
unrealized appreciation (depreciation)                                      2,485               (513)

Change in present value of future profits attributable to
unrealized depreciation                                                       181                  8

Change in deferred federal income taxes impact                                520               (101)
                                                                              ---              -----

Balance at end of period                                                     (632)               333
                                                                            -----                ---

Total shareholder's equity                                                $19,909            $19,489
                                                                          =======            =======
Total comprehensive income:

  Net income                                                                 $385               $810

  Other comprehensive income (loss)(change in
   unrealized gains(losses) on debt securities)                              (965)               188
                                                                            -----                ---

  Total comprehensive income(loss)                                          $(580)              $998
                                                                           ======               ====

  See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows (Unaudited)

Six months ended June 30, 1999 and 1998
(In thousands)

                                                                                 For the periods ended

                                                                              6/30/99               6/30/98
                                                                           ------------           ------------
Reconciliation of net income to net cash provided
   by operating activities:

  Net income                                                                      $385                $159

  Adjustments to reconcile net income to net cash
     Provided  by  operating activities:

    Increase in future policy benefits                                             405                 361

    Decrease in payables and accrued liabilities                                  (110)               (380)

    Decrease(increase) in accrued investment income                               (103)                 72

    Amortization of intangible assets                                              487                 487

    Recapture commission paid to OakRe                                             (61)               (145)

    Net realized investment losses                                                   4                  29

    Interest accumulated on policyholder deposits                                2,953               2,697

    Decrease(increase) in current and deferred income taxes                       (340)                 13

    Commissions and expenses deferred                                           (1,651)             (1,475)

    Other                                                                        1,036                 347
                                                                                ------              ------

Net cash provided by operating
  Activities                                                                     3,005               2,165
                                                                                 -----               -----

Cash flows from investing activities:

  Cash used in the purchase of investment
    Securities                                                                 (16,925)            (20,458)

  Proceeds from investment securities sold
    and matured                                                                 11,700              24,046

  Other                                                                           (63)                (58)
                                                                                  ----                ----

Net cash provided by (used in) investing
  Activities                                                                   (5,288)               3,530
                                                                               -------               -----

See accompanying notes to unaudited financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, (Unaudited) (Continued)

Six months ended June 30, 1999 and 1998
(In thousands)

                                                              For the periods ended
                                                          6/30/99                 6/30/98
                                                        ------------           --------------
Cash flows from financing activities:

  Policyholder deposits                                   $35,427                  $30,408

  Transfers from OakRe                                      8,836                   18,514

  Transfer to separate accounts                           (23,006)                 (32,931)

  Return of policyholder deposits                         (19,713)                 (15,882)

  Capital contribution received                             1,000                        -
                                                            -----                   -------

Net cash provided by financing
  activities                                                2,544                      109
                                                            -----                      ---

Increase in cash and cash
  equivalents                                                 261                    5,804
                                                              ---                    -----

Cash and cash equivalents - beginning of
  period                                                    6,989                    2,148
                                                            -----                    -----

Cash and cash equivalents - end of period                  $7,250                   $7,952
                                                           ======                   ======

See accompanying notes to unaudited financial statements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

June 30, 1999 and 1998

(1)

The interim consolidated financial statements for Cova Financial Life Insurance Company (the Company) have been prepared on the basis of generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation or results for such periods. The results of operations and cash flows for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements as of December 31, 1998 and December 31, 1997, and for each of the years in the three-year period ended December 31, 1998 and related notes thereto, presented elsewhere herein. Interim financial data presented herein are unaudited.


(2)  Investments

The Company's investments in debt securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as other comprehensive income. The carrying value and amortized cost of investments at June 30, 1999 were as follows:



                                                                       June 30, 1999
                                           ----------------------------------------------------------------------
                                                             Gross        Gross       Estimated
                                            Amortized     Unrealized    Unrealized       Fair        Carrying
                                               Cost          Gains        Losses         Value         Value
                                           ----------------------------------------------------------------------
                                                                      (in thousands)
Debt Securities:
  Government agency obligations               $2,289           $45           $ -        $2,334        $2,334
  Corporate securities                        82,093           261        (2,612)       79,742        79,742
  Mortgage-backed securities                   9,101            28          (43)         9,086         9,086
  Asset-backed securities                     12,514            50         (450)        12,114        12,114
                                              ------            --         -----        ------        ------

Total debt securities                        105,997           384        (3,105)      103,276       103,276

Mortgage loans(net)                            4,508           112             -         4,620         4,508
Policy loans                                   1,054             -             -         1,054         1,054
                                               ------         -----         ----         -----         -----

Total investments                           $111,559          $496       ($3,105)     $108,950      $108,838
                                            ========          ====      ========      ========      ========
Company's beneficial interest
  In separate accounts                            $2            --            --            $2            $2
                                                  ==            ==            ==            ==            ==

As of June 30, 1999, the Company had one nonincome producing debt security totaling $502,244. The Company's valuation allowance for potential losses on mortgage loans is $27,500 at June 30, 1999

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The amortized cost and fair market value of debt securities at June 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                June 30, 1999
                                                ---------------------------------------------
                                                                                 Fair
                                                    Amortized                   Market
                                                      Cost                      Value
                                                ---------------------------------------------
                                                                 (in thousands )
Less than one year                                    $3,373                    $3,398

Due after one year through five years                 36,700                    36,166

Due after five years through ten years                36,041                    34,702

Due after ten years                                   20,782                    19,924

Mortgage-backed securities                             9,101                     9,086
                                                       -----                     -----

Total                                               $105,997                  $103,276
                                                    ========                  ========


At June 30, 1999, approximately 93.4% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade. Of the 6.6% non-investment grade debt securities, 6.1% are rated as BB, and 0.5% are rated as C and treated as impaired.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)

The components of net investment income, net realized capital losses and comprehensive income were as follows:


                                                        --------------------------         -----------------------------
                                                              Six months ended                  Three months ended
                                                                 June 30,                            June 30,
                                                           1999            1998                 1999             1998
                                                        --------------------------         -----------------------------
                                                                              (in thousands)
Income on debt securities                                 $3,565          $3,515              $1,790           $1,705

Income on short-term investments                              96             110                  52               60

Income on mortgage loans                                     217             122                 126               68


Income on policy loans                                        41              44                  21               22

Miscellaneous interest                                         1               3                   1                -
                                                          ------          ------               -------         -------

Total investment income                                    3,920           3,794               1,990            1,855

Investment expenses                                          (65)            (57)                (34)             (30)
                                                            ----            ----                ----             ----

Net investment income                                     $3,855          $3,737              $1,956           $1,825
                                                          ======          ======              ======           ======

Net realized capital losses -

  debt securities                                           $(4)           $(29)               $(42)            $(35)
                                                            ====           =====               =====            =====


                                                          ---------------------------------
                                                               For the periods ended
                                                           6/30/99                  6/30/98
                                                          ---------------------------------
                                                                    (in thousands)
Comprehensive income was as follows:

  Debt securities                                          $(4,151)                   $59

  Effects on deferred acquisition costs
    amortization                                             2,485                    (61)

  Effects on present value of future
    Profits amortization                                       181                     23
                                                               ---                     --
  Unrealized appreciation (depreciation)
    before income taxes                                     (1,485)                    21

  Unrealized income tax benefit/(expense)                      520                     (8)
                                                               ---                     ---

Net change in comprehensive income                           $(965)                   $13
                                                             ======                   ====

COVA FINANCIAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Interim Financial Statements - (Unaudited)


(3)  Securities Greater than 10% of Shareholder's Equity

As of June 30, 1999 the Company had one individual security which exceeded 10% of shareholder's equity:

Colonial Realty 7.5%, 07/15/2001 $1,997,781

(4)      Statutory Surplus

As  of  June  30,  1999,  the  Company's   statutory  capital  and  surplus  was
$10,758,290. The Company's statutory net losses for the periods ended June 30, 1999 and 1998 were $418,255 and $444,318, respectively.

(5)      Related-Party Transactions

The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are Cova Life Management Company, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, General
American Life Insurance Company. Cova Life Administrative Service Company provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies as of June 30, 1999 and 1998 were $489,502 and $403,709, respectively.

(6)   SUBSEQUENT EVENT

On August 26, 1999, the Company's ultimate parent, General American Life Insurance Company (GALIC), entered into a definitive agreement, whereby MetLife will acquire GALIC's parent company GenAmerica Corporation for $1.2 billion in cash. The purchase is subject to the approval of the Missouri Director of Insurance, and it is expected to be completed in the fourth quarter of 1999.

(7)  Others

Certain 1998 amounts have reclassified to conform to the 1999 presentation.






                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Financial Statements

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)


                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Life Insurance Company:


     We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) (the Company) as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


     March 4, 1999


                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                                 Balance Sheets

                           December 31, 1998 and 1997




                                        ASSETS                          1998         1997
                                                                     -----------  -----------
                                                                         (in thousands)
Investments:
    Debt securities available-for-sale, at fair value
      (cost of $99,228 in 1998 and $96,884 in 1997)                $    100,658       97,520
    Mortgage loans, net of allowance for potential loan
      loss of $10 in 1998 and $-0- in 1997                                5,245        1,786
    Policy loans                                                          1,223        1,083
                                                                     -----------  -----------

             Total investments                                          107,126      100,389


Cash and cash equivalents - interest-bearing                              5,789          756
Cash - noninterest-bearing                                                1,200        1,392
Accrued investment income                                                 1,641        1,826
Deferred policy acquisition costs                                         9,142        6,774
Present value of future profits                                             854          900
Goodwill                                                                  1,813        1,923
Deferred tax asset, net                                                     585        1,042
Receivable from OakRe                                                    35,312       68,533
Reinsurance receivables                                                     118          114
Other assets                                                                398           14
Separate account assets                                                 127,873       69,318
                                                                     -----------  -----------

             Total assets                                          $    291,851      252,981
                                                                     ===========  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Balance Sheets, Continued

                           December 31, 1998 and 1997




                         LIABILITIES AND SHAREHOLDER'S EQUITY              1998          1997
                                                                        -----------   -----------
                                                                             (in thousands)
Policyholder deposits                                                 $    135,106       157,566
Future policy benefits                                                       6,191         5,381
Payable on purchase of securities                                               27            92
Accounts payable and other liabilities                                       1,653         1,462
Federal and state income taxes payable                                         172           106
Future purchase price payable to OakRe                                         342           565
Guaranty fund assessments                                                    1,000         1,000
Separate account liabilities                                               127,871        69,318
                                                                        -----------   -----------

             Total liabilities                                             272,362       235,490
                                                                        -----------   -----------

Shareholder's equity:
    Common stock, $233.34 par value.  (Authorized
      30,000 shares; issued and outstanding
      12,000 shares in 1998 and 1997)                                        2,800         2,800
    Additional paid-in capital                                              14,523        13,523
    Retained earnings                                                        1,833         1,023
    Accumulated other comprehensive income,
      net of tax                                                               333           145
                                                                        -----------   -----------

             Total shareholder's equity                                     19,489        17,491
                                                                        -----------   -----------

             Total liabilities and shareholder's equity               $    291,851       252,981
                                                                        ===========   ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1998, 1997, and 1996




                                                               1998         1997        1996
                                                             ----------   ----------  ----------
                                                                       (in thousands)
Revenues:
    Premiums                                               $     1,308        1,191         488
    Net investment income                                        7,516        6,761       4,176
    Net realized gains (losses) on sales of
      investments                                                  178          158         (28)
    Separate account fees                                        1,392          599         134
    Other income                                                    66           45          35
                                                             ----------   ----------  ----------

             Total revenues                                     10,460        8,754       4,805
                                                             ----------   ----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                            5,486        4,837       2,563
    Current and future policy benefits                           1,549        1,481         722
    Operating and other expenses                                 1,614        1,203         570
    Amortization of purchased intangible
      assets                                                       194          165          66
    Amortization of deferred policy
      acquisition costs                                            530          320         187
                                                             ----------   ----------  ----------

             Total benefits and expenses                         9,373        8,006       4,108
                                                             ----------   ----------  ----------

             Income before income taxes                          1,087          748         697
                                                             ----------   ----------  ----------

Income tax expense (benefit):
    Current                                                        (80)         310         351
    Deferred                                                       357           (5)        (66)
                                                             ----------   ----------  ----------

             Total income tax expense                              277          305         285
                                                             ----------   ----------  ----------

             Net income                                    $       810          443         412
                                                             ==========   ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1998, 1997, and 1996




                                                                                1998        1997        1996
                                                                              ----------  ----------  ----------
                                                                                       (in thousands)
Common stock, at beginning
    and end of period                                                       $     2,800       2,800       2,800
                                                                              ----------  ----------  ----------

Additional paid-in capital:
    Balance at beginning of period                                               13,523      13,523      13,523
    Capital contribution                                                          1,000          --          --
                                                                              ----------  ----------  ----------

Balance at end of period                                                         14,523      13,523      13,523
                                                                              ----------  ----------  ----------

Retained earnings:
    Balance at beginning of period                                                1,023         580         168
    Net income                                                                      810         443         412
                                                                              ----------  ----------  ----------

Balance at end of period                                                          1,833       1,023         580
                                                                              ----------  ----------  ----------

Accumulated other comprehensive income:
    Balance at beginning of period                                                  145           1         192
    Change in unrealized appreciation (depreciation)
      of debt and equity securities                                                 794         630        (840)
    Deferred federal income tax impact                                             (101)        (77)        103
    Change in deferred policy acquisition costs
      attributable to unrealized appreciation                                      (513)       (144)        (69)
    Change in present value of future profits
      attributable to unrealized depreciation (appreciation)                          8        (265)        615
                                                                              ----------  ----------  ----------

Balance at end of period                                                            333         145           1
                                                                              ----------  ----------  ----------

             Total shareholder's equity                                     $    19,489      17,491      16,904
                                                                              ==========  ==========  ==========

Total comprehensive income:
    Net income                                                              $       810         443         412
    Other comprehensive income (change in net unrealized
      appreciation (depreciation) of debt and equity securities)                    188         144        (191)
                                                                              ----------  ----------  ----------

             Total comprehensive income                                     $       998         587         221
                                                                              ==========  ==========  ==========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996


                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Reconciliation of net income to net cash provided by (used in) operating activities:
      Net income                                                                 $         810           443          412
      Adjustments to reconcile net
        income (loss) to net cash provided by
        (used in) operating activities:
           Increase in future policy benefits                                              810           820          192
           Increase in payables and
             accrued liabilities                                                           191            82           95
           Decrease (increase) in accrued
             investment income                                                             185          (704)        (556)
           Amortization of intangible assets and
             deferred policy acquisition costs                                             724           485          253
           Amortization and accretion of
             securities, premiums, and discounts                                           (87)          (10)          73
           Net realized (gain) loss on sale of investments                                (178)         (158)          28
           Interest on policyholder deposits                                             5,486         4,837        2,563
           Increase (decrease) in current and
             deferred federal income taxes                                                 523            91          (66)
           Recapture commissions paid to OakRe                                            (223)         (159)        (273)
           Commissions and expenses deferred                                            (3,411)       (3,917)      (2,413)
           Due to/from affiliates                                                           --            --           44
           Other                                                                           219          (498)        (452)
                                                                                   ------------  ------------  -----------

             Net cash provided by (used in) operating activities                         5,049         1,312         (100)
                                                                                   ------------  ------------  -----------

Cash flows from investing activities:
    Cash used in the purchase of
      investment securities                                                            (56,673)      (53,534)     (42,655)
    Proceeds from investment securities
      sold and matured                                                                  50,661        25,379       10,635
    Other                                                                                 (121)          (81)         (90)
                                                                                   ------------  ------------  -----------

             Net cash used in investing activities                                      (6,133)      (28,236)     (32,110)
                                                                                   ------------  ------------  -----------

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                       Statements of Cash Flows, Continued

                  Years ended December 31, 1998, 1997, and 1996




                                                                                      1998          1997          1996
                                                                                   ------------  ------------  -----------
                                                                                               (in thousands)
Cash flows from financing activities:
    Policyholder deposits                                                        $      69,459        81,788       38,348
    Transfers from OakRe                                                                35,590        25,060       36,553
    Transfer to separate accounts                                                      (60,181)      (56,144)     (13,669)
    Return of policyholder deposits                                                    (39,943)      (28,267)     (28,521)
    Capital contributions received                                                       1,000            --           --
                                                                                   ------------  ------------  -----------

             Net cash provided by financing activities                                   5,925        22,437       32,711
                                                                                   ------------  ------------  -----------

             Increase (decrease) in cash and cash equivalents                            4,841        (4,487)         501

Cash and cash equivalents - beginning of period                                          2,148         6,635        6,134
                                                                                   ------------  ------------  -----------

Cash and cash equivalents - end of period                                        $       6,989         2,148        6,635
                                                                                   ============  ============  ===========

See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996


  (1)   NATURE OF BUSINESS AND ORGANIZATION

              NATURE OF THE BUSINESS

              Cova Financial Life Insurance Company (the Company) markets and services single premium deferred annuities, immediate annuities, variable annuities, term life, single premium variable universal life, and single premium whole life insurance policies. The Company is licensed to conduct business in the state of California. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

              Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

              Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the single premium variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value allocated to a sub-account will fluctuate based on the performance of the sub-accounts. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

              Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.

              Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 97%, 85%, and 81% of the Company's sales have been through two specific brokerage firms, A.
              G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1998, 1997, and 1996, respectively.

              ORGANIZATION

              The Company, formerly Xerox Financial Life Insurance Company (XFLIC), is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

              Cova Corporation purchased the Company from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, on June 1, 1995. In conjunction with the purchase, Cova Corporation entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), a subsidiary of XFSI, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of the Company. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods which will be substantially expired by the end of the year 2000, from the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

              In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1998 and 1997.

              In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              DEBT SECURITIES

              Investments in all debt securities with readily determinable fair values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short-term investments at December 31, 1998 and 1997 were classified as available-for-sale. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income of shareholder's equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

              Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

              Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

              A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

              MORTGAGE LOANS AND POLICY LOANS

              Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions.

              Reserves for loans are established when the Company determines that collection of all amounts due under the contractual terms is doubtful and are calculated in conformity with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.

              The Company had no impaired loans, and the valuation allowance for potential losses on mortgage loans was $10,000 and $319, at December 31, 1998 and 1997, respectively.

              CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

              SEPARATE ACCOUNT ASSETS

              Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

              In order to provide for optimum policyholder returns and to allow for the replication of the investment performance of existing "cloned" mutual funds, the Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. The Company's capital investment in the separate accounts as of December 31, 1998 and 1997, are presented in note 3.

              DEFERRED POLICY ACQUISITION COSTS

              The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred. These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

              The components of deferred policy acquisition costs are shown below:

                                                                     1998          1997          1996
                                                                  ------------  ------------  ------------
                                                                              (IN THOUSANDS)
Deferred policy acquisition costs, beginning of period         $      6,774         3,321         1,164
Commissions and expenses deferred                                     3,411         3,917         2,413
Amortization                                                           (530)         (320)         (187)
Deferred policy acquisition costs attributable to
    unrealized appreciation                                            (513)         (144)          (69)
                                                                  ------------  ------------  ------------

Deferred policy acquisition costs, end of period               $      9,142         6,774         3,321
                                                                  ============  ============  ============

              PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

              In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date.

                           Present Value of Future Profits

                  The Company established an intangible asset which represents the present value of future profits (PVFP) to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset, including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 18% (12% net after tax).

                  In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities appreciation and depreciation, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized appreciation and depreciation is not recognized currently in income but as an offset to the accumulated other comprehensive income of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

                  Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 4.9%, 7.2%, 7.8%, 7.7%, and 7.2% for the years ended December 31, 1999 through 2003, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

                  During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a reallocation of the net purchased intangible asset between PVFP, goodwill, future payable, and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996.

                  The components of PVFP are shown below:

                                                             1998       1997        1996
                                                            --------  ----------  ---------
                                                                    (IN THOUSANDS)
PVFP - beginning of period                                $    900      1,178          576
Net amortization                                               (54)       (13)          78
Adjustment due to revised push-down purchase
    accounting                                                  --         --          (91)
PVFP attributable to unrealized
    depreciation (appreciation)                                  8       (265)         615
                                                            --------  ----------  ---------

       PVFP - end of period                               $    854        900        1,178
                                                            ========  ==========  =========

                  Goodwill

                  Under the push-down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as goodwill. The Company has elected to amortize goodwill on the straight-line basis over a 20-year period.

                  The components of goodwill are shown below:

                                                                1998          1997          1996
                                                             ------------  ------------  ------------
                                                                         (IN THOUSANDS)
Goodwill - beginning of period                             $     1,923         2,034         2,306
Amortization                                                      (110)         (111)         (105)
Adjustment due to revised push-down purchase
    accounting                                                      --            --          (167)
                                                             ------------  ------------  ------------

         Future payable - end of period                    $     1,813         1,923         2,034
                                                             ============  ============  ============

                  Future Payable

                  Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next rate guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.

                  The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the end of the year 2000.

                  The components of this future payable are shown below:

                                                                      1998        1997       1996
                                                                    ----------  ---------- ----------
                                                                             (IN THOUSANDS)
Future payable - beginning of period                              $     565         683      1,265
Interest added                                                           29          41         39
Payments to OakRe                                                      (252)       (159)      (273)
Adjustment due to revised push-down purchase
    accounting                                                           --          --       (348)
                                                                    ----------  ---------- ----------
         Future payable - end of period                           $     342         565        683
                                                                    ==========  ========== ==========

              DEFERRED TAX ASSETS AND LIABILITIES

              XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition was revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

              POLICYHOLDER DEPOSITS

              The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Company's policyholder deposits as of December 31, 1998 was 6.05%.

              FUTURE POLICY BENEFITS

              Reserves are held for policy annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

              Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

              PREMIUM REVENUE

              The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. Amounts collected on annuity policies not subject to longevity risk are recorded as increases in the policyholder deposits liability. For term and single premium variable life products, premiums are recognized as revenue when due.

              FEDERAL INCOME TAXES

              Beginning in 1997, the Company files a consolidated income tax return with its immediate parent, CFSLIC. Allocations of federal income taxes are based upon separate return calculations.

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              RISKS AND UNCERTAINTIES

              In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

              The following elements of the financial statements are most affected by the use of estimates and assumptions:

                  -   Investment valuation
                  -   Amortization of deferred policy acquisition costs
                  -   Amortization of present value of future profits
                  -   Recoverability of goodwill

              The fair value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

              The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

              In a similar manner, the amortization of PVFP is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

              The Company has considered the recoverability of goodwill and has concluded that no circumstances have occurred which would give rise to impairment of goodwill at December 31, 1998.

              FAIR VALUE OF FINANCIAL INSTRUMENTS

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

              These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

              The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and Cash Equivalents, Short-term Investments,
                      and Accrued Investment Income

                  The carrying value amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available-for-sale" and are carried at fair value.

                  Investments Securities and Mortgage Loans
                      (Including Mortgage-backed Securities)

                  Fair values of debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments (see note 3 for fair value disclosures).

                  Policy Loans

                  Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and therefore approximate current interest rates.

                  Investment Contracts

                  The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all contracts permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated as the amount payable on demand. As of December 31, 1998 and 1997, the cash surrender value of policyholder deposits was $4,707,689 and $7,204,647, respectively, less than their stated carrying value. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

                  All of the Company's deposit obligations are fully guaranteed by its ultimate parent, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

                  REINSURANCE

              The impact of reinsurance on the December 31, 1998 financial statements is not considered material.

              The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under generally accepted accounting principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

              RECENTLY ADOPTED ACCOUNTING STANDARDS

              On June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for the fiscal year beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided is required for comparative purposes. The Company has elected to adopt SFAS No. 130 in 1998. The adoption of SFAS No. 130 has no impact on the Company's net income or shareholder's equity. The Company's only component of accumulated other comprehensive income relates to unrealized appreciation and depreciation on debt securities.

              RECENTLY ISSUED ACCOUNTING STANDARD

              SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. The Company's present accounting policies would apply such accounting treatment only to marketable securities as defined under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and to off-balance sheet derivative instruments. SFAS No. 133 will broaden the definition of derivative instruments to include all classes of financial assets and liabilities. It also will require separate disclosure of identifiable derivative instruments embedded in hybrid securities. Change in the fair value of derivative instruments is to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, on the type of hedge transaction.

              SFAS No. 133 is effective for the Company beginning January 1, 2000. The Company's management is currently evaluating the impact of SFAS No. 133; at present, the management does not believe it will have a material effect on the Company's financial position or results of operations.

                  OTHER

              Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

  (3)   INVESTMENTS

        The Company's investments in debt securities and short-term investments are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost, estimated fair value, and carrying value of investments at December 31, 1998 and 1997, are as follows:

                                                                              1998
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             15,260             161              (32)          15,389         15,389
           Corporate, state,
             municipalities, and
           political subdivisions             83,868           1,733             (433)          85,168         85,168
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   99,228           1,895             (465)         100,658        100,658

        Mortgage loans (net)                   5,245             204               --            5,449          5,245
        Policy loans                           1,223              --               --            1,223          1,223
                                         ---------------  --------------  --------------  --------------  --------------

               Total investments       $     105,696           2,099             (465)         107,330        107,126
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $           2             --                --                2              2
                                         ===============  ==============  ==============  ==============  ==============


                                                                              1997
                                         -------------------------------------------------------------------------------
                                                              GROSS           GROSS         ESTIMATED
                                           AMORTIZED       UNREALIZED      UNREALIZED         FAIR          CARRYING
                                              COST            GAINS          LOSSES           VALUE           VALUE
                                         ---------------  --------------  --------------  --------------  --------------
                                                                         (IN THOUSANDS)
        Debt securities:
           U.S. Government
             treasuries                $         100               1               --              101            101
           Collateralized
             mortgage obligations             24,018             305              (64)          24,259         24,259
           Corporate, state,
             municipalities, and
             political subdivisions           72,766           1,500           (1,106)          73,160         73,160
                                         ---------------  --------------  --------------  --------------  --------------

               Total debt
                 securities                   96,884           1,806           (1,170)          97,520         97,520

        Mortgage loans (net)                   1,786             143               --            1,929          1,786
        Policy loans                           1,083              --               --            1,083          1,083
                                         ---------------  --------------  --------------  --------------  --------------

                                       $      99,753           1,949           (1,170)         100,532        100,389
                                         ===============  ==============  ==============  ==============  ==============

        Company's beneficial
           interest in separate
           accounts                    $          --              --               --               --             --
                                         ===============  ==============  ==============  ==============  ==============

        The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                        ESTIMATED
                                                       AMORTIZED           FAIR
                                                          COST            VALUE
                                                     ---------------  ---------------
                                                             (IN THOUSANDS)
Less than one year                                 $         2,341            2,362
Due after one year through five years                       34,579           35,067
Due after five years through ten years                      32,584           33,321
Due after ten years                                         14,464           14,519
Mortgage-backed securities                                  15,260           15,389
                                                     ---------------  ---------------

         Total                                     $        99,228          100,658
                                                     ===============  ===============


        At December 31, 1998, approximately 95.1% of the Company's debt securities are investment grade or are nonrated but considered to be of investment grade. Of the 4.9% noninvestment grade debt securities, 4.3% are rated as BB or its equivalent, and 0.6% are rated B or its equivalent.

        All debt securities were income producing during the years ended December 31, 1998 and 1997. As of December 31, 1998 and 1997, the Company had no impaired investments.

        The components of investment income, realized gains (losses), and unrealized appreciation are as follows:

                                                               1998           1997          1996
                                                            ------------  -------------  ------------
                                                                         (IN THOUSANDS)
Income on debt securities                                $      6,928         6,575           3,926
Income on short-term investments                                  305           186             243
Income on policy loans                                             92            83              86
Interest on mortgage loans                                        308            32              --
Miscellaneous interest                                              2            --               8
                                                            ------------  -------------  ------------

Total investment income                                         7,635         6,876           4,263

Investment expenses                                              (119)         (115)            (87)
                                                            ------------  -------------  ------------

         Net investment income                           $      7,516         6,761           4,176
                                                            ============  =============  ============

Net realized capital gains (losses) -
    debt securities                                      $        178           158             (28)
                                                            ============  =============  ============

Unrealized appreciation
    is as follows:
       Debt securities                                   $      1,430           633               6
       Short-term investments                                      --             3              --
       Effects on deferred acquisition
         costs amortization                                      (726)         (213)            (69)
       Effects on PVFP amortization                              (192)         (200)             65
                                                            ------------  -------------  ------------


       Unrealized appreciation before income taxes                512           223               2

       Unrealized income tax expenses                            (179)          (78)             (1)
                                                            ------------  -------------  ------------

         Net unrealized appreciation on
           investments                                   $        333           145               1
                                                            ============  =============  ============

        Proceeds from sales, redemptions, and paydowns of investments in debt securities during 1998 were $50,660,583. Gross gains of $591,755 and gross losses of $413,588 were realized on those sales. Included in these amounts were $133,138 of gross gains and $106,165 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1997 were $25,379,783. Gross gains of $166,335 and gross losses of $8,658 were realized on those sales. Included in these amounts were $47,391 of gross gains and $7,300 of gross losses realized on the sale of noninvestment grade securities.

        Proceeds from sales, redemptions, and paydowns for investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of noninvestment grade securities.

  (4)   SECURITY GREATER THAN 10% OF SHAREHOLDER'S EQUITY

        As of December 31, 1998 and 1997, the Company held the following individual security which exceeded 10% of shareholder's equity:

                                                                                     1998             1997
                                                                                ---------------  ---------------
Colonial Realty, at carrying value                                            $     1,997,287        2,017,400
                                                                                ===============  ===============

  (5)   COMPREHENSIVE INCOME

        The components of comprehensive income are as follows:

                                                                                    1998          1997         1996
                                                                                 ------------  ------------ ------------
                                                                                             (IN THOUSANDS)
        Net income                                                             $     810            443          412
                                                                                 ------------  ------------ ------------
        Other comprehensive income (loss), before tax -
            unrealized appreciation (depreciation) on
               investments arising during period:
                 Unrealized appreciation (depreciation)
                     on investments                                                  616            472         (812)
                 Adjustment to deferred acquisition
                   costs attributable to unrealized
                   (appreciation) depreciation                                      (398)          (108)         (67)
                 Adjustment to PVFP attributable to
                   unrealized (appreciation) depreciation                              6           (198)         594
                                                                                 ------------  ------------ ------------

                       Total unrealized appreciation (depreciation) on
                          investments arising during period                          224            166         (285)
                                                                                 ------------  ------------ ------------

        Less reclassification adjustments for realized (gains) losses included in net income:
               Adjustment for (gains) losses included in
                 net realized gains (losses) on sales
                 of investments                                                     (178)          (158)          28
               Adjustment for (gains) losses included in
                 amortization of PVFP                                                115             36            2
               Adjustment for (gains) losses included in
                 amortization of deferred acquisition costs                           (2)            67          (21)
                                                                                 ------------  ------------ ------------

                       Total reclassification adjustments for (gains) losses
                          included in net income                                     (65)           (55)           9
                                                                                 ------------  ------------ ------------

        Other comprehensive income (loss), before related income tax
            expense (benefits)                                                       289            221         (294)

        Related income tax expense (benefit)                                         101             77         (103)
                                                                                 ------------  ------------ ------------

                       Other comprehensive income (loss), net of tax                 188            144         (191)
                                                                                 ------------  ------------ ------------

                       Comprehensive income                                    $     998            587          221
                                                                                 ============  ============ ============

  (6)   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

        The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation. The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1998, 1997, and 1996, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1998, CLMC had no retired employees nor any employees fully eligible for retirement, and had no disbursements for such benefit commitments. The expense arising from these allocations is not material.

  (7)   INCOME TAXES

        The Company will file a consolidated federal income tax return with its immediate parent, CFSLIC. Income taxes are recorded in the statements of income and directly in certain shareholder's equity accounts. Income tax expense for the years ended December 31 was allocated as follows:

                                                                                   1998       1997       1996
                                                                                 ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Statements of income:
    Operating income (excluding realized investment gains and losses)          $    215        250        295
    Realized investment gains (losses)                                               62         55        (10)
                                                                                 ---------  ---------  ---------

         Income tax expense included in the statements of
           income                                                                   277        305        285

Shareholder's equity - change in deferred federal income taxes
    related to unrealized appreciation (depreciation) on securities                 101         77       (103)
                                                                                 ---------  ---------  ---------

         Total income tax expense                                              $    378        382        182
                                                                                 =========  =========  =========

        The actual federal income tax expense differed from the expected tax expense computed by applying the U.S. federal statutory rate to income before taxes on income as follows:

                                                        1998                  1997                 1996
                                                --------------------  --------------------  --------------------
                                                                        (IN THOUSANDS)
Computed expected tax expense                 $   380       35.0%    $  262       35.0%    $  244       35.0%
Dividends received deduction - separate
    account                                      (150)     (13.9)        --         --         --         --
Amortization of intangible assets                  39        3.6         39        5.2         37        5.3
Other                                               8        0.8          4        0.5          4        0.6
                                                --------  ----------  --------  ----------  --------  ---------

           Total                              $   277       25.5%    $  305       40.7%    $  285       40.9%
                                                ========  ==========  ========  ==========  ========  ==========


        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows:

                                                                 1998         1997
                                                              ------------ ------------
                                                                   (IN THOUSANDS)
Deferred tax assets:
    Tax basis of intangible assets purchased                $       624           679
    Liability for commission on recaptures                          120           198
    Policy reserves                                               2,477         1,898
    DAC "Proxy Tax"                                               1,252           977
    Other deferred tax assets                                      (359)           --
                                                              ------------ ------------

           Total deferred tax assets                              4,114         3,752
                                                              ------------ ------------

Deferred tax liabilities:
    Unrealized gains in investments                                 179            78
    PVFP                                                            150           144
    Deferred acquisition costs                                    3,200         2,371
    Other deferred tax liabilities                                   --           117
                                                              ------------ ------------

           Total deferred tax liabilities                         3,529         2,710
                                                              ------------ ------------

           Net deferred tax asset                           $       585         1,042
                                                              ============ ============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance was established at December 31, 1998 or 1997.

  (8)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, CLMC and Navisys Incorporated, affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000. The purchased assets are the administrative and service systems that provide the marketing, underwriting, claims, and administrative functions for the Company's life and annuity products. On January 1, 1998, the purchased assets of J&H/KVI were merged into Cova Life Administrative Service Company (CLASC). Navisys Incorporated purchased 51% of CLASC, the remaining 49% was purchased by CLMC.

         The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware Corporation, which provides management services and the employees necessary to conduct the activities of the Company; and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's ultimate parent, GALIC. CLASC provides various services for the Company including underwriting, claims, and administrative functions. Expenses and fees paid to affiliated companies in 1998, 1997, and 1996 for the Company were $1,587,833, $396,806, and $303,694 respectively.

  (9)   STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, and the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold under statutory accounting principles. In addition, adjustments to record the carrying values of debt securities and certain equity securities at estimated fair value are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP were as follows:

                                                            1998         1997
                                                         ------------ ------------
                                                              (IN THOUSANDS)
Statutory capital and surplus                          $    10,411        10,389
Reconciling items:
    Statutory asset valuation reserve                        1,078         1,151
    Statutory interest maintenance reserve                     190           111
    GAAP investment adjustments to fair value                1,430           636
    GAAP deferred policy acquisition costs                   9,142         6,774
    GAAP basis policy reserves                              (4,670)       (3,871)
    GAAP deferred federal income taxes (net)                   585         1,042
    GAAP guarantee assessment adjustment                    (1,000)       (1,000)
    GAAP goodwill                                            1,813         1,923
    GAAP present value of future profits                       854           900
    GAAP future purchase price payable                        (342)         (565)
    Other                                                       (2)            1
                                                         ------------ ------------

           GAAP shareholder's equity                   $    19,489        17,491
                                                         ============ ============

                      COVA FINANCIAL LIFE INSURANCE COMPANY
                       (a wholly owned subsidiary of Cova
                   Financial Services Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996

        Statutory net loss for the years ended December 31, 1998, 1997, and 1996 was $142,046, $461,118, and $113,236, respectively.

        The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. The maximum dividend permissible during 1998 will be $761,109, which is 10% of the Company's December 31, 1998 statutory surplus of $7,611,089.

        The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1998, the Company's Total Adjusted Capital and Authorized Control Level RBC were $11,488,766 and $1,619,495, respectively. This level of adjusted capital qualifies under all tests.

(10)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed in California in an association formed to guaranty benefits to policyholders of insolvent life insurance companies. Under state law, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1998, but for which assessments have not yet been determined or assessed, to a maximum generally of 1% of statutory premiums per annum.

        In November 1998, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for $1.0 million in future assessments on insolvencies that occurred before December 31, 1998. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. The Company paid $33,505, $460,167, and $265,760 in guaranty fund assessment in 1998, 1997, and 1996, respectively. These payments were substantially reimbursed by OakRe.

        At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits to be retained for 1998 were not material.



Appendix- ILLUSTRATION OF POLICY VALUES

                                     VERSION A



In order to show you how the Policy works, we created some hypothetical examples. In the first example, we chose a husband and wife age 55. In the second example, we chose a husband and wife age 65. Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $3,500 for the 55-year-old example and $7,000 for the 65-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .92%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.47% for these charges) are approximately -1.47, 4.53% and 10.53%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.35% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insureds' ages, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.


                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,181        1,225     250,000       2,189        1,225     250,000
      2             7,534       4,758        3,801     250,000       4,738        3,782     250,000
      3            11,585       7,296        6,339     250,000       7,225        6,269     250,000
      4            15,840       9,794        8,838     250,000       9,637        8,681     250,000
      5            20,307      12,254       11,298     250,000      11,968       11,012     250,000
      6            24,997      14,673       13,823     250,000      14,210       13,360     250,000
      7            29,922      17,050       16,412     250,000      16,354       15,716     250,000
      8            35,093      19,384       18,959     250,000      18,385       17,960     250,000
      9            40,523      21,674       21,462     250,000      20,285       20,073     250,000
     10            46,224      23,917       23,917     250,000      22,033       22,033     250,000
     15            79,301      37,118       37,118     250,000      30,472       30,472     250,000
     20           121,517      47,517       47,517     250,000      29,529       29,529     250,000
     25           175,397      52,527       52,527     250,000       5,762        5,762     250,000
     30           244,163      44,240       44,240     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,335        1,379     250,000       2,335        1,379     250,000
      2             7,534       5,224        4,268     250,000       5,204        4,247     250,000
      3            11,585       8,243        7,286     250,000       8,169        7,213     250,000
      4            15,840      11,396       10,440     250,000      11,229       10,273     250,000
      5            20,307      14,690       13,734     250,000      14,382       13,425     250,000
      6            24,997      18,129       17,279     250,000      17,622       16,772     250,000
      7            29,922      21,718       21,080     250,000      20,943       20,306     250,000
      8            35,093      25,461       25,036     250,000      24,335       23,910     250,000
      9            40,523      29,364       29,152     250,000      27,782       27,570     250,000
     10            46,224      33,432       33,432     250,000      31,265       31,265     250,000
     15            79,301      59,736       59,736     250,000      51,841       51,841     250,000
     20           121,517      90,974       90,974     250,000      69,506       69,506     250,000
     25           175,397     127,239      127,239     250,000      73,619       73,619     250,000
     30           244,163     167,259      167,259     250,000      35,831       35,831     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,490        1,534     250,000       2,490        1,534     250,000
      2             7,534       5,710        4,753     250,000       5,689        4,732     250,000
      3            11,585       9,267        8,311     250,000       9,190        8,234     250,000
      4            15,840      13,198       12,242     250,000      13,021       12,064     250,000
      5            20,307      17,540       16,584     250,000      17,207       16,251     250,000
      6            24,997      22,335       21,485     250,000      21,779       20,929     250,000
      7            29,922      27,629       26,992     250,000      26,768       26,131     250,000
      8            35,093      33,474       33,049     250,000      32,206       31,781     250,000
      9            40,523      39,924       39,712     250,000      38,122       37,909     250,000
     10            46,224      47,043       47,043     250,000      44,550       44,550     250,000
     15            79,301      99,356       99,356     250,000      90,035       90,035     250,000
     20           121,517     185,050      185,050     250,000     160,733      160,733     250,000
     25           175,397     329,154      329,154     345,612     281,687      281,687     295,772
     30           244,163     567,195      567,195     595,555     482,495      482,495     506,620

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,181        1,224     252,181       2,181        1,224     252,181
      2             7,534       4,757        3,801     254,757       4,737        3,781     254,737
      3            11,585       7,294        6,338     257,294       7,222        6,266     257,222
      4            15,840       9,792        8,836     259,792       9,630        8,674     259,630
      5            20,307      12,250       11,294     262,250      11,953       10,996     261,953
      6            24,997      14,667       13,817     264,667      14,182       13,332     264,182
      7            29,922      17,042       16,405     267,042      16,306       15,668     266,306
      8            35,093      19,373       18,948     269,373      18,308       17,883     268,308
      9            40,523      21,658       21,445     271,658      20,168       19,955     270,168
     10            46,224      23,894       23,894     273,894      21,859       21,859     271,859
     15            79,301      36,985       36,985     286,985      29,567       29,567     279,567
     20           121,517      46,809       46,809     296,809      26,497       26,497     276,497
     25           175,397      49,816       49,816     299,816           0            0           0
     30           244,163      36,374       36,374     286,374           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,335        1,379     252,335       2,335        1,379     252,335
      2             7,534       5,223        4,267     255,223       5,203        4,246     255,203
      3            11,585       8,241        7,285     258,241       8,165        7,209     258,165
      4            15,840      11,394       10,438     261,394      11,220       10,264     261,220
      5            20,307      14,686       13,730     264,686      14,363       13,406     264,363
      6            24,997      18,122       17,272     268,122      17,586       16,736     267,586
      7            29,922      21,707       21,070     271,707      20,880       20,242     270,880
      8            35,093      25,445       25,020     275,445      24,230       23,805     274,230
      9            40,523      29,341       29,128     279,341      27,615       27,403     277,615
     10            46,224      33,397       33,397     283,397      31,008       31,008     281,008
     15            79,301      59,507       59,507     309,507      50,233       50,233     300,233
     20           121,517      89,535       89,535     339,535      62,644       62,644     312,644
     25           175,397     120,473      120,473     370,473      50,856       50,856     300,856
     30           244,163     140,896      140,896     390,896           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,490        1,533     252,490       2,490        1,533     252,490
      2             7,534       5,709        4,753     255,709       5,688        4,731     255,688
      3            11,585       9,266        8,310     259,266       9,186        8,230     259,186
      4            15,840      13,195       12,239     263,195      13,010       12,054     263,010
      5            20,307      17,535       16,579     267,535      17,184       16,228     267,184
      6            24,997      22,327       21,477     272,327      21,734       20,884     271,734
      7            29,922      27,616       26,978     277,616      26,686       26,048     276,686
      8            35,093      33,452       33,027     283,452      32,063       31,638     282,063
      9            40,523      39,891       39,679     289,891      37,886       37,674     287,886
     10            46,224      46,992       46,992     296,992      44,173       44,173     294,173
     15            79,301      98,955       98,955     348,955      87,146       87,146     337,146
     20           121,517     181,998      181,998     431,998     145,044      145,044     395,044
     25           175,397     312,754      312,754     562,754     210,401      210,401     460,401
     30           244,163     509,282      509,282     759,282     257,989      257,989     507,989

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.









THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,181        1,225     250,000       2,181        1,225     250,000
      2             7,534       4,758        3,801     250,000       4,738        3,782     250,000
      3            11,585       7,296        6,339     250,000       7,225        6,269     250,000
      4            15,840       9,794        8,838     250,000       9,637        8,681     250,000
      5            20,307      12,254       11,298     250,000      11,968       11,012     250,000
      6            24,997      14,673       13,823     250,000      14,210       13,360     250,000
      7            29,922      17,050       16,412     250,000      16,354       15,716     250,000
      8            35,093      19,384       18,959     250,000      18,385       17,960     250,000
      9            40,523      21,674       21,462     250,000      20,285       20,073     250,000
     10            46,224      23,917       23,917     250,000      22,033       22,033     250,000
     15            79,301      37,118       37,118     250,000      30,473       30,472     250,000
     20           121,517      47,517       47,517     250,000      29,529       29,529     250,000
     25           175,397      52,527       52,257     250,000       5,762        5,762     250,000
     30           244,163      44,240       44,240     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,335        1,379     250,000       2,335        1,379     250,000
      2             7,534       5,224        4,268     250,000       5,204        4,247     250,000
      3            11,585       8,243        7,286     250,000       8,169        7,213     250,000
      4            15,840      11,396       10,440     250,000      11,229       10,273     250,000
      5            20,307      14,690       13,734     250,000      14,382       13,425     250,000
      6            24,997      18,129       17,279     250,000      17,622       16,772     250,000
      7            29,922      21,718       21,080     250,000      20,943       20,306     250,000
      8            35,093      25,461       25,036     250,000      24,335       23,910     250,000
      9            40,523      29,364       29,152     250,000      27,782       27,570     250,000
     10            46,224      33,432       33,432     250,000      31,265       31,265     250,000
     15            79,301      59,736       59,736     250,000      51,841       51,841     250,000
     20           121,517      90,974       90,974     250,000      69,506       69,506     250,000
     25           175,397     127,239      127,239     250,000      73,619       73,619     250,000
     30           244,163     167,259      167,259     250,000      35,831       35,831     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $3,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             3,675       2,490        1,534     250,000       2,490        1,534     250,000
      2             7,534       5,710        4,753     250,000       5,689        4,732     250,000
      3            11,585       9,267        8,311     250,000       9,190        8,234     250,000
      4            15,840      13,198       12,242     250,000      13,021       12,064     250,000
      5            20,307      17,540       16,584     250,000      17,207       16,251     250,000
      6            24,997      22,335       21,485     250,000      21,779       20,929     250,000
      7            29,922      27,629       26,992     250,000      26,768       26,131     250,000
      8            35,093      33,474       33,049     250,000      32,206       31,781     250,000
      9            40,523      39,924       39,712     250,000      38,122       37,909     250,000
     10            46,224      47,043       47,043     250,000      44,550       44,550     250,000
     15            79,301      99,356       99,356     250,000      90,035       90,035     250,000
     20           121,517     184,913      184,913     292,262     160,727      160,727     254,035
     25           175,397     324,389      324,389     450,180     269,218      269,218     373,616
     30           244,163     545,037      545,037     684,153     423,289      423,289     531,329

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,509        2,259     250,000       4,459        2,209     250,000
      2            15,068       9,669        7,419     250,000       9,413        7,163     250,000
      3            23,171      14,747       12,497     250,000      14,105       11,855     250,000
      4            31,679      19,740       17,490     250,000      18,505       16,255     250,000
      5            40,613      24,647       22,397     250,000      22,582       20,332     250,000
      6            49,994      29,464       27,464     250,000      26,295       24,295     250,000
      7            59,844      34,184       32,684     250,000      29,578       28,078     250,000
      8            70,186      38,801       37,801     250,000      32,379       31,379     250,000
      9            81,045      43,305       42,805     250,000      34,594       34,094     250,000
     10            92,448      47,686       47,686     250,000      36,109       36,109     250,000
     15           158,602      73,139       73,139     250,000      34,932       34,932     250,000
     20           243,035      86,760       86,760     250,000           0            0           0
     25           350,794      78,432       78,432     250,000           0            0           0
     30           488,326      20,279       20,279     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,821        2,571     250,000       4,769        2,519     250,000
      2            15,068      10,614        8,364     250,000      10,347        8,097     250,000
      3            23,171      16,663       14,413     250,000      15,984       13,734     250,000
      4            31,679      22,977       20,727     250,000      21,651       19,401     250,000
      5            40,613      29,563       27,313     250,000      27,317       25,067     250,000
      6            49,994      36,431       34,431     250,000      32,942       30,942     250,000
      7            59,844      43,584       42,084     250,000      38,458       36,958     250,000
      8            70,186      51,031       50,031     250,000      43,818       42,818     250,000
      9            81,045      58,773       58,273     250,000      48,919       48,419     250,000
     10            92,448      66,815       66,815     250,000      53,654       53,654     250,000
     15           158,602     118,784      118,784     250,000      75,302       75,302     250,000
     20           243,035     178,094      178,094     250,000      66,442       66,442     250,000
     25           350,794     254,421      254,421     267,142           0            0           0
     30           488,326     354,005      354,005     357,545           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,133        2,883     250,000       5,079        2,829     250,000
      2            15,068      11,597        9,347     250,000      11,320        9,070     250,000
      3            23,171      18,736       16,486     250,000      18,019       15,769     250,000
      4            31,679      26,617       24,367     250,000      25,197       22,947     250,000
      5            40,613      35,315       33,065     250,000      32,877       30,627     250,000
      6            49,994      44,912       42,912     250,000      41,077       39,077     250,000
      7            59,844      55,497       53,997     250,000      49,801       48,301     250,000
      8            70,186      67,168       66,168     250,000      59,083       58,083     250,000
      9            81,045      80,033       79,533     250,000      68,916       68,416     250,000
     10            92,448      94,214       94,214     250,000      79,314       79,314     250,000
     15           158,602     199,017      199,017     250,000     151,627      151,627     250,000
     20           243,035     372,745      372,745     391,382     277,280      277,280     291,144
     25           350,794     658,300      658,300     691,215     489,823      489,823     514,314
     30           488,326   1,126,960    1,126,960   1,138,229     833,503      833,503     841,838

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,509        2,259     254,509       4,458        2,208     254,458
      2            15,068       9,668        7,418     259,668       9,402        7,152     259,402
      3            23,171      14,744       12,494     264,744      14,067       11,817     264,067
      4            31,679      19,734       17,484     269,734      18,414       16,164     268,414
      5            40,613      24,635       22,385     274,635      22,398       20,148     272,398
      6            49,994      29,443       27,443     279,443      25,964       23,964     275,964
      7            59,844      34,147       32,647     284,147      29,025       27,525     279,025
      8            70,186      38,741       37,741     288,741      31,514       30,514     281,514
      9            81,045      43,208       42,708     293,208      33,299       32,799     283,299
     10            92,448      47,534       47,534     297,534      34,241       34,241     284,241
     15           158,602      71,995       71,995     321,995      27,194       27,194     277,194
     20           243,035      78,916       78,916     328,916           0            0           0
     25           350,794      52,228       52,228     302,228           0            0           0
     30                 0           0            0           0           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,132        2,882     255,132       5,078        2,828     255,078
      2            15,068      11,595        9,345     261,595      11,306        9,056     261,306
      3            23,171      18,732       16,482     268,732      17,971       15,721     267,971
      4            31,679      26,608       24,358     276,608      25,071       22,821     275,071
      5            40,613      35,297       33,047     285,297      32,601       30,351     282,601
      6            49,994      44,878       42,878     294,878      40,541       38,541     290,541
      7            59,844      55,434       53,934     305,434      48,835       47,335     298,835
      8            70,186      67,057       66,057     317,057      57,443       56,443     307,443
      9            81,045      79,841       79,341     329,841      66,246       65,746     316,246
     10            92,448      93,891       93,891     343,891      75,107       75,107     325,107
     15           158,602     195,591      195,591     445,591     122,395      122,395     372,395
     20           243,035     343,712      343,712     593,712     138,469      138,469     388,469
     25           350,794     547,815      547,815     797,815      56,123       56,123     306,123
     30           488,326     812,791      812,791   1,062,791           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,820        2,570     254,820       4,767        2,517     254,767
      2            15,068      10,612        8,362     260,612      10,335        8,085     260,335
      3            23,171      16,659       14,409     266,659      15,941       13,691     265,941
      4            31,679      22,969       20,719     272,969      21,543       19,293     271,543
      5            40,613      29,549       27,299     279,549      27,091       24,841     277,091
      6            49,994      36,404       34,404     286,404      32,519       30,519     282,519
      7            59,844      43,536       42,036     293,536      37,725       36,225     287,725
      8            70,186      50,948       49,948     300,948      42,624       41,624     292,624
      9            81,045      58,636       58,136     308,636      47,055       46,555     297,055
     10            92,448      66,594       66,594     316,594      50,843       50,843     300,843
     15           158,602     116,823      116,823     366,823      60,141       60,141     310,141
     20           243,035     161,777      161,777     411,777      17,401       17,401     267,401
     25           350,794     180,713      180,713     430,713           0            0           0
     30           488,326     139,606      139,606     389,606           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,509        2,259     250,000       4,459        2,209     250,000
      2            15,068       9,669        7,419     250,000       9,413        7,163     250,000
      3            23,171      14,747       12,497     250,000      14,105       11,855     250,000
      4            31,679      19,740       17,490     250,000      18,505       16,255     250,000
      5            40,613      24,647       22,397     250,000      22,582       20,332     250,000
      6            49,994      29,464       27,464     250,000      26,295       24,295     250,000
      7            59,844      34,184       32,684     250,000      29,578       28,078     250,000
      8            70,186      38,801       37,801     250,000      32,379       31,379     250,000
      9            81,045      43,305       42,805     250,000      34,594       34,094     250,000
     10            92,448      47,686       47,686     250,000      36,109       36,109     250,000
     15           158,602      73,139       73,139     250,000      34,932       34,932     250,000
     20           243,035      86,760       86,760     250,000           0            0           0
     25           350,794      78,432       78,432     250,000           0            0           0
     30           488,326      20,279       20,279     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       4,821        2,571     250,000       4,769        2,519     250,000
      2            15,068      10,614        8,364     250,000      10,347        8,097     250,000
      3            23,171      16,663       14,413     250,000      15,984       13,734     250,000
      4            31,679      22,977       20,727     250,000      21,651       19,401     250,000
      5            40,613      29,563       27,313     250,000      27,317       25,067     250,000
      6            49,994      36,431       34,431     250,000      32,942       30,942     250,000
      7            59,844      43,584       42,084     250,000      38,458       36,958     250,000
      8            70,186      51,031       50,031     250,000      43,818       42,818     250,000
      9            81,045      58,773       58,273     250,000      48,919       48,419     250,000
     10            92,448      66,815       66,815     250,000      53,654       53,654     250,000
     15           158,602     118,784      118,784     250,000      75,302       75,302     250,000
     20           243,035     178,094      178,094     250,000      66,442       66,442     250,000
     25           350,794     250,749      250,749     293,434           0            0           0
     30           488,326     334,555      334,555     369,496           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $7,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%








                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             7,350       5,133        2,883     250,000       5,079        2,829     250,000
      2            15,068      11,597        9,347     250,000      11,320        9,070     250,000
      3            23,171      18,736       16,486     250,000      18,019       15,769     250,000
      4            31,679      26,617       24,367     250,000      25,197       22,947     250,000
      5            40,613      35,315       33,065     250,000      32,877       30,627     250,000
      6            49,994      44,912       42,912     250,000      41,077       39,077     250,000
      7            59,844      55,497       53,997     250,000      49,801       48,301     250,000
      8            70,186      67,168       66,168     250,000      59,083       58,083     250,000
      9            81,045      80,033       79,533     250,000      68,916       68,416     250,000
     10            92,448      94,214       94,214     250,000      79,314       79,314     250,000
     15           158,602     198,944      198,944     277,718     151,627      151,627     250,000
     20           243,035     365,875      365,875     460,154     266,002      266,002     334,546
     25           350,794     626,956      626,956     733,682     427,386      427,386     500,140
     30           488,326   1,028,521    1,028,521   1,135,939     654,274      654,274     722,606

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.









THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
--------------------------------------------------------------------------------

                                      VERSION B

APPENDIX
ILLUSTRATION OF POLICY VALUES

In order to show you how the Policy works, we created some hypothetical examples. In the first example, we chose a husband and wife age 55. In the second example, we chose a husband and wife age 65. Our hypothetical insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the two examples, we've illustrated all three available Death Benefit Options; Option A, Option B and Option C. We assumed ongoing annual premiums paid of $4,000 for the 55-year-old example and $8,500 for the 65-year-old example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12 %. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .35% thereafter) and advisory fee and operating expenses (equal to approximately .94%). When these costs are taken into account, the net annual investment return rates (net of an average of 1.49% for these charges) are approximately -1.49, 4.51% and 10.51%.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of the Prospectus. These charges are:

(1) A Federal Tax Charge of 1.3% and a Premium Tax Charge of 2.35% of each premium paid;

(2) A first year Sales Charge of 15% of premium up to Target Premium, 5% of premium above Target Premium. (The Sales Charge decreases to 5% of premium paid in Policy Years 2-10 and 2% of premium paid in Policy Years 11 and thereafter);

(3) A Monthly Policy Charge of $25 for the first Policy Year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insureds' ages, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.

                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,630        1,674     250,000       2,630        1,674     250,000
      2             8,610       5,649        4,693     250,000       5,630        4,673     250,000
      3            13,241       8,623        7,666     250,000       8,552        7,596     250,000
      4            18,103      11,550       10,593     250,000      11,394       10,437     250,000
      5            23,208      14,431       13,474     250,000      14,147       13,191     250,000
      6            28,568      17,264       16,414     250,000      16,806       15,956     250,000
      7            34,196      20,050       19,412     250,000      19,361       18,724     250,000
      8            40,106      22,786       22,361     250,000      21,799       21,374     250,000
      9            46,312      25,476       25,260     250,000      24,102       23,890     250,000
     10            52,827      28,105       28,105     250,000      26,250       26,250     250,000
     15            90,630      43,271       43,271     250,000      36,782       36,782     250,000
     20           138,877      55,571       55,571     250,000      38,167       38,167     250,000
     25           200,454      62,660       62,660     250,000      17,859       17,859     250,000
     30           279,043      57,191       57,191     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,812        1,856     250,000       2,812        1,856     250,000
      2             8,610       6,199        5,242     250,000       6,178        5,222     250,000
      3            13,241       9,737        8,781     250,000       9,664        8,708     250,000
      4            18,103      13,434       12,477     250,000      13,268       12,312     250,000
      5            23,208      17,294       16,338     250,000      16,988       16,032     250,000
      6            28,568      21,324       20,474     250,000      20,823       19,973     250,000
      7            34,196      25,531       24,893     250,000      24,766       24,129     250,000
      8            40,106      29,920       29,495     250,000      28,810       28,385     250,000
      9            46,312      34,497       34,285     250,000      32,942       32,729     250,000
     10            52,827      39,269       39,269     250,000      37,144       37,144     250,000
     15            90,630      69,735       69,735     250,000      62,111       62,111     250,000
     20           138,877     106,317      106,317     250,000      86,054       86,054     250,000
     25           200,454     150,007      150,007     250,000     101,232      101,232     250,000
     30           279,043     201,903      201,903     250,000      89,061       89,061     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option A Face Amount of $250,000





       Assuming Hypothetical Gross Annual Investment Return of 12%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,994        2,038     250,000       2,994        2,038     250,000
      2             8,610       6,771        5,814     250,000       6,750        5,793     250,000
      3            13,241      10,943        9,987     250,000      10,866        9,910     250,000
      4            18,103      15,552       14,596     250,000      15,376       14,420     250,000
      5            23,208      20,644       19,688     250,000      20,314       19,358     250,000
      6            28,568      26,266       25,416     250,000      25,717       24,867     250,000
      7            34,196      32,474       31,836     250,000      31,626       30,988     250,000
      8            40,106      39,327       38,902     250,000      38,082       37,657     250,000
      9            46,312      46,892       46,680     250,000      45,127       44,915     250,000
     10            52,827      55,242       55,242     250,000      52,810       52,810     250,000
     15            90,630     116,127      116,127     250,000     107,282      107,282     250,000
     20           138,877     216,283      216,283     250,000     194,555      194,555     250,000
     25           200,454     384,355      384,355     403,573     344,744      344,744     361,981
     30           279,043     661,233      661,233     694,294     588,261      588,261     617,675

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,630        1,674     252,630       2,630        1,674     252,630
      2             8,610       5,649        4,693     255,649       5,629        4,672     255,629
      3            13,241       8,621        7,665     258,621       8,549        7,593     258,549
      4            18,103      11,547       10,591     261,547      11,385       10,429     261,385
      5            23,208      14,427       13,470     264,427      14,129       13,173     264,129
      6            28,568      17,258       16,408     267,258      16,773       15,923     266,773
      7            34,196      20,041       19,403     270,041      19,305       18,667     269,305
      8            40,106      22,773       22,348     272,773      21,709       21,284     271,709
      9            46,312      25,453       25,240     275,453      23,963       23,751     273,963
     10            52,827      28,077       28,077     278,077      26,044       26,044     276,044
     15            90,630      43,116       43,116     293,116      35,704       35,704     285,704
     20           138,877      54,745       54,745     304,745      34,451       34,451     284,451
     25           200,454      59,473       59,473     309,473       9,230        9,230     259,230
     30           279,043      47,649       47,649     297,649           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,812        1,856     252,812       2,812        1,856     252,812
      2             8,610       6,198        5,242     256,198       6,177        5,221     256,177
      3            13,241       9,736        8,780     259,736       9,660        8,704     259,660
      4            18,103      13,431       12,475     263,431      13,257       12,301     263,257
      5            23,208      17,289       16,333     267,289      16,966       16,010     266,966
      6            28,568      21,317       20,467     271,317      20,780       19,930     270,780
      7            34,196      25,519       24,882     275,519      24,692       24,054     274,692
      8            40,106      29,902       29,477     279,902      28,687       28,262     278,687
      9            46,312      34,470       34,257     284,470      32,745       32,533     282,745
     10            52,827      39,228       39,228     289,228      36,841       36,841     286,841
     15            90,630      69,468       69,468     319,468      60,201       60,201     310,201
     20           138,877     104,639      104,639     354,639      77,775       77,775     327,775
     25           200,454     142,086      142,086     392,086      72,552       72,552     322,552
     30           279,043     170,673      170,673     420,673      12,545       12,545     262,545

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.







THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,994        2,038     252,994       2,994        2,038     252,994
      2             8,610       6,770        5,814     256,770       6,749        5,792     256,749
      3            13,241      10,941        9,985     260,941      10,862        9,906     260,862
      4            18,103      15,549       14,593     265,549      15,364       14,408     265,364
      5            23,208      20,638       19,682     270,638      20,287       19,331     270,287
      6            28,568      26,256       25,406     276,256      25,664       24,814     275,664
      7            34,196      32,458       31,821     282,458      31,529       30,891     281,529
      8            40,106      39,302       38,877     289,302      37,914       37,489     287,914
      9            46,312      46,854       46,641     296,854      44,850       44,637     294,850
     10            52,827      55,182       55,182     305,182      52,365       52,365     302,365
     15            90,630     115,658      115,658     365,658     103,859      103,859     353,859
     20           138,877     212,719      212,719     462,719     175,807      175,807     425,807
     25           200,454     366,803      366,803     616,803     264,595      264,595     514,595
     30           279,043     601,942      601,942     851,942     351,086      351,086     601,086

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,630        1,674     250,000       2,630        1,674     250,000
      2             8,610       5,649        4,693     250,000       5,630        4,673     250,000
      3            13,241       8,623        7,666     250,000       8,552        7,596     250,000
      4            18,103      11,550       10,593     250,000      11,394       10,437     250,000
      5            23,208      14,431       13,474     250,000      14,147       13,191     250,000
      6            28,568      17,264       16,414     250,000      16,806       15,956     250,000
      7            34,196      20,050       19,412     250,000      19,361       18,724     250,000
      8            40,106      22,786       22,361     250,000      21,799       21,374     250,000
      9            46,312      25,472       25,260     250,000      24,102       23,890     250,000
     10            52,827      28,105       28,105     250,000      26,250       26,250     250,000
     15            90,630      43,271       43,271     250,000      36,782       36,782     250,000
     20           138,877      55,571       55,571     250,000      38,167       38,167     250,000
     25           200,454      62,660       62,660     250,000      17,859       17,859     250,000
     30           279,043      57,191       57,191     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,812        1,856     250,000       2,812        1,856     250,000
      2             8,610       6,199        5,242     250,000       6,178        5,222     250,000
      3            13,241       9,737        8,781     250,000       9,664        8,708     250,000
      4            18,103      13,434       12,477     250,000      13,268       12,312     250,000
      5            23,208      17,294       16,338     250,000      16,988       16,032     250,000
      6            28,568      21,324       20,474     250,000      20,823       19,973     250,000
      7            34,196      25,531       24,893     250,000      24,766       24,129     250,000
      8            40,106      29,920       29,495     250,000      28,810       28,385     250,000
      9            46,312      34,497       34,285     250,000      32,942       32,729     250,000
     10            52,827      39,269       39,269     250,000      37,144       37,144     250,000
     15            90,630      69,735       69,735     250,000      62,111       62,111     250,000
     20           138,877     106,317      106,317     250,000      86,054       86,054     250,000
     25           200,454     150,007      150,007     250,000     101,232      101,232     250,000
     30           279,043     201,880      201,880     253,408      89,061       89,061     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 55, Female, Issue Age 55, Preferred Rate Class
      $4,000 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             4,200       2,994        2,038     250,000       2,994        2,038     250,000
      2             8,610       6,771        5,814     250,000       6,750        5,793     250,000
      3            13,241      10,943        9,987     250,000      10,866        9,910     250,000
      4            18,103      15,552       14,596     250,000      15,376       14,420     250,000
      5            23,208      20,644       19,688     250,000      20,314       19,358     250,000
      6            28,568      26,266       25,416     250,000      25,717       24,867     250,000
      7            34,196      32,474       31,836     250,000      31,626       30,988     250,000
      8            40,106      39,327       38,902     250,000      38,082       37,657     250,000
      9            46,312      46,892       46,680     250,000      45,127       44,915     250,000
     10            52,827      55,242       55,242     250,000      52,810       52,810     250,000
     15            90,630     116,127      116,127     250,000     107,282      107,282     250,000
     20           138,877     215,722      215,722     340,956     193,301      193,301     305,519
     25           200,454     377,643      377,643     524,085     322,294      322,294     447,273
     30           279,043     633,541      633,541     795,246     505,222      505,222     634,175

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,858        3,608     250,000       5,808        3,558     250,000
      2            18,296      12,346       10,096     250,000      12,093        9,843     250,000
      3            28,136      18,731       16,681     250,000      18,098       15,848     250,000
      4            38,468      25,012       22,762     250,000      23,800       21,550     250,000
      5            49,316      31,187       28,937     250,000      29,170       26,920     250,000
      6            60,707      37,252       35,252     250,000      34,173       32,173     250,000
      7            72,667      43,203       41,703     250,000      38,748       37,248     250,000
      8            85,226      49,034       48,034     250,000      42,855       41,855     250,000
      9            98,412      54,737       54,237     250,000      46,398       45,898     250,000
     10           112,258      60,302       60,302     250,000      49,282       49,282     250,000
     15           192,589      91,883       91,883     250,000      56,652       56,652     250,000
     20           295,114     112,804      112,804     250,000      23,334       23,334     250,000
     25           425,964     116,616      116,616     250,000           0            0           0
     30           592,967      85,554       85,554     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,252        4,002     250,000       6,200        3,950     250,000
      2            18,296      13,539       11,289     250,000      13,276       11,026     250,000
      3            28,136      21,150       18,900     250,000      20,482       18,232     250,000
      4            38,468      29,095       26,845     250,000      27,797       25,547     250,000
      5            49,316      37,386       35,136     250,000      35,199       32,949     250,000
      6            60,707      46,034       44,034     250,000      42,658       40,658     250,000
      7            72,667      55,049       53,549     250,000      50,122       48,622     250,000
      8            85,226      64,444       63,444     250,000      57,560       56,560     250,000
      9            98,412      74,225       73,725     250,000      64,897       64,397     250,000
     10           112,258      84,404       84,404     250,000      72,055       72,055     250,000
     15           192,589     149,268      149,268     250,000     110,989      110,989     250,000
     20           295,114     227,940      227,940     250,000     139,753      139,753     250,000
     25           425,964     329,211      329,211     345,672     145,685      145,985     250,000
     30           592,967     454,752      454,752     459,299      68,400       68,400     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option A Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,646        4,396     250,000       6,593        4,343     250,000
      2            18,296      14,782       12,532     250,000      14,508       12,258     250,000
      3            28,136      23,767       21,517     250,000      23,062       20,812     250,000
      4            38,468      33,688       31,438     250,000      32,300       30,050     250,000
      5            49,316      44,639       42,389     250,000      42,272       40,022     250,000
      6            60,707      56,726       54,726     250,000      53,031       51,031     250,000
      7            72,667      70,063       68,563     250,000      64,626       63,126     250,000
      8            85,226      84,778       83,778     250,000      77,138       76,138     250,000
      9            98,412     101,012      100,512     250,000      90,633       90,133     250,000
     10           112,258     118,924      118,924     250,000     105,209      105,209     250,000
     15           192,589     250,167      250,167     262,676     212,018      212,018     250,000
     20           295,114     466,769      466,769     490,108     398,131      398,131     418,038
     25           425,964     822,026      822,026     863,128     693,085      693,085     727,739
     30           592,967   1,404,536    1,404,536   1,418,581   1,169,582    1,169,582   1,181,278

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,858        3,608     255,858       5,807        3,557     255,807
      2            18,296      12,344       10,094     262,344      12,079        9,829     262,079
      3            28,136      18,727       16,477     268,727      18,051       15,801     268,051
      4            38,468      25,004       22,754     275,004      23,684       21,434     273,684
      5            49,316      31,171       28,921     281,171      28,935       26,685     278,935
      6            60,707      37,225       35,225     287,225      33,748       31,748     283,748
      7            72,667      43,157       41,657     293,157      38,037       36,537     288,037
      8            85,226      48,958       47,958     298,958      41,735       40,735     291,735
      9            98,412      54,614       54,114     304,614      44,711       44,211     294,711
     10           112,258      60,111       60,111     310,111      46,825       46,825     296,825
     15           192,589      90,448       90,448     340,448      45,681       45,681     295,681
     20           295,114     102,830      102,830     352,830           0            0           0
     25           425,964      81,379       81,379     331,379           0            0           0
     30           592,967       4,977        4,977     254,977           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%


                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,251        4,001     256,251       6,198        3,948     256,198
      2            18,296      13,538       11,288     263,538      13,261       11,011     263,261
      3            28,136      21,146       18,896     271,146      20,428       18,178     270,428
      4            38,468      29,086       26,836     279,086      27,660       25,410     277,660
      5            49,316      37,367       35,117     287,367      34,910       32,660     284,910
      6            60,707      46,000       44,000     296,000      42,116       40,116     292,116
      7            72,667      54,989       53,489     304,989      49,181       47,681     299,181
      8            85,226      64,340       63,340     314,340      56,020       55,020     306,020
      9            98,412      74,053       73,553     324,053      62,478       61,978     312,478
     10           112,258      84,125       84,125     334,125      68,384       68,384     318,384
     15           192,589     146,805      146,805     396,805      90,171       90,171     340,171
     20           295,114     207,305      207,305     457,305      63,091       63,091     313,091
     25           425,964     245,978      245,978     495,978           0            0           0
     30           592,967     229,727      229,727     479,727           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option B Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 12%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,646        4,396     256,646       6,591        4,341     256,591
      2            18,296      14,780       12,530     264,780      14,491       12,241     264,491
      3            28,136      23,762       21,512     273,762      23,001       20,751     273,001
      4            38,468      33,676       31,426     283,676      32,139       29,889     282,139
      5            49,316      44,616       42,366     294,616      41,920       39,670     291,920
      6            60,707      56,682       54,682     306,682      52,347       50,347     302,347
      7            72,667      69,983       68,483     319,983      63,388       61,888     313,388
      8            85,226      84,637       83,637     334,637      75,029       74,029     325,029
      9            98,412     100,769      100,269     350,769      87,183       86,683     337,183
     10           112,258     118,517      118,517     368,517      99,744       99,744     349,774
     15           192,589     245,876      245,876     495,876     172,746      172,746     422,746
     20           295,114     436,339      436,339     686,339     231,356      231,356     481,356
     25           425,964     711,069      711,069     961,069     220,195      220,195     470,195
     30           592,967   1,093,250    1,093,250   1,343,250      50,538       50,538     300,538

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.










                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 0%




                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       5,858        3,608     250,000       5,808        3,558     250,000
      2            18,296      12,346       10,096     250,000      12,093        9,843     250,000
      3            28,136      18,731       16,481     250,000      18,098       15,848     250,000
      4            38,468      25,012       22,762     250,000      23,800       21,550     250,000
      5            49,316      31,187       28,937     250,000      29,170       26,920     250,000
      6            60,707      37,252       35,252     250,000      34,173       32,173     250,000
      7            72,667      43,203       41,703     250,000      38,748       37,248     250,000
      8            85,226      49,034       48,034     250,000      42,855       41,855     250,000
      9            98,412      54,737       54,237     250,000      46,398       45,898     250,000
     10           112,258      60,302       60,302     250,000      49,282       49,282     250,000
     15           192,589      91,883       91,883     250,000      56,652       56,652     250,000
     20           295,114     112,804      112,804     250,000      23,334       23,334     250,000
     25           425,964     116,616      116,616     250,000           0            0           0
     30           592,967      85,554       85,554     250,000           0            0           0

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





           Assuming Hypothetical Gross Annual Investment Return of 6%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------


                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,252        4,002     250,000       6,200        3,950     250,000
      2            18,296      13,539       11,289     250,000      13,276       11,026     250,000
      3            28,136      21,150       18,900     250,000      20,482       18,232     250,000
      4            38,468      29,095       26,845     250,000      27,797       25,547     250,000
      5            49,316      37,386       35,136     250,000      35,199       32,949     250,000
      6            60,707      46,034       44,034     250,000      42,658       40,658     250,000
      7            72,667      55,049       53,549     250,000      50,122       48,622     250,000
      8            85,226      64,444       63,444     250,000      57,560       56,560     250,000
      9            98,412      74,225       73,725     250,000      64,897       64,397     250,000
     10           112,258      84,404       84,404     250,000      72,055       72,055     250,000
     15           192,589     149,268      149,268     250,000     110,989      110,989     250,000
     20           295,114     226,850      226,850     285,305     139,753      139,753     250,000
     25           425,964     317,981      317,981     372,111     145,685      145,685     250,000
     30           592,967     421,993      421,993     466,066      68,400       68,400     250,000

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.





                      Cova Financial Life Insurance Company
                    Flexible Premium Variable Life Insurance
                            Hypothetical Illustration





                                Joint & Survivor
         Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
      $8,500 Annual Premium Death Benefit Option C Face Amount of $250,000





       Assuming Hypothetical Gross Annual Investment Return of 12%



                              CURRENT CHARGES*                         GUARANTEED CHARGES**
                              ----------------                         --------------------

                 Premiums
   End of     Accumulated                     Cash                                 Cash
   Policy     at 5% Interest     Cash    Surrender       Death        Cash    Surrender       Death
    Year         Per Year       Value        Value     Benefit       Value        Value     Benefit
    ----         --------       -----        -----     -------       -----        -----     -------

      1             8,925       6,646        4,396     250,000       6,593        4,343     250,000
      2            18,296      14,782       12,532     250,000      14,508       12,258     250,000
      3            28,136      23,767       21,517     250,762      23,062       20,812     250,000
      4            38,468      33,688       31,438     250,000      32,300       30,050     250,000
      5            49,316      44,639       42,389     250,000      42,272       40,022     250,000
      6            60,707      56,726       54,726     250,000      53,031       51,031     250,000
      7            72,667      70,063       68,563     250,000      64,626       63,126     250,000
      8            85,226      84,778       83,778     250,000      77,138       76,138     250,000
      9            98,412     101,012      100,512     250,000      90,633       90,133     250,000
     10           112,258     118,924      118,924     250,000     105,209      105,209     250,000
     15           192,589     249,496      249,496     348,287     210,396      210,396     293,705
     20           295,114     456,791      456,791     574,497     364,755      364,755     458,745
     25           425,964     780,654      780,654     913,544     579,189      579,189     677,784
     30           592,967   1,278,265    1,278,265   1,411,767     880,213      880,213     972,143

* These values reflect investment results using current cost of insurance rates.


** These values reflect investment results using guaranteed cost of insurance rates.








THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.







                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

     b. Pursuant to Investment Company Act Section 26(e), Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgements, fines, settlements, and other amounts incurred in connection with and proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California Law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 115 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   Resolution of the Board of Directors of the Company*
     2.   Not Applicable
     3.a. Form of Principal Underwriter's Agreement
     3.b. Selling Agreement
     3.c. Schedules of Commissions
     4.   Not Applicable
     5.   Flexible Premium Joint and Last Survivor Variable Life Insurance
          Policy++
     5.a. Waiver of Specified Premium Rider++
     5.b. Anniversary Partial Withdrawal Rider++
     5.c. Estate Preservation Term Rider++
     5.d. Joint Supplemental Coverage Rider++
     5.e. Lifetime Coverage Rider++
     5.f. Secondary Guarantee Rider++
     5.g. Divorce Split Policy Option Rider++
     6.a. Articles of Incorporation of the Company**
     6.b. Bylaws of the Company**
     7.   Not Applicable
     8.   Not Applicable
     9.a. Form of Fund Participation Agreement by and among AIM Variable
          Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company***
     9.b. Form of Participation Agreement among Templeton Variable Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Life Insurance Company****
     9.c. Form of Fund Participation  Agreement among Oppenheimer Variable
          Account Funds, OppenheimerFunds, Inc. and Cova Financial Life Insurance Company***
     9.d. Form of Fund Participation Agreement among Putnam Variable Trust,
          Putnum  Mutual  Funds Corp.  and Cova  Financial  Life  Insurance
          Company***
     9.e. Form of Fund Participation Agreement among Investors Fund Series,
          Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc. and Cova Financial Life Insurance Company***
     9.f. Form of  Participation  Agreement  by and between  Goldman  Sachs
          Variable Insurance Trust, Goldman, Sachs & Co. and Cova Financial Life Insurance Company***
    9.g.  Form  of   Participation   Agreement   among   Liberty   Variable
          Investment Trust, Liberty Financial Investments, Inc. and Cova Financial Life Insurance Company***
    9.h. Form of Fund Participation Agreement among Cova Financial Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.+
    9.i. Form of Participation Agreement among Russell Insurance Funds, Russell Fund Distributors, Inc. and Cova Financial Life Insurance Company***
    9.j. Form of Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Life Insurance Company and Massachusetts Financial Services Company+
     10.  Application Forms++
     11.  Powers of Attorney*

B.   Opinion and Consent of Counsel

C.   Consent of Actuary

D.   Consent of Independent Auditors

*Incorporated by reference to initial Form S-6 filed electronically on October 9, 1997.
**Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-37559) electronically filed on November 13, 1997.
***Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) as filed electronically on February 11, 1998. ****Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 (File No. 333-37559) as filed electronically on April 30, 1999.
+Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4
 (File No. 333-34817) as filed electronically on November 19, 1997. ++Incorporated by reference to Form S-6 (File No. 333-83203) as electronically filed on July 19, 1999.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 21st day of October, 1999.

                                      COVA VARIABLE LIFE ACCOUNT FIVE

                                      Registrant

                                 By:  COVA FINANCIAL LIFE INSURANCE COMPANY

                                 By: /s/BERNARD J. SPAULDING
                                    ______________________________
                                    Senior Vice President, General
                                    Counsel and Secretary


                                      COVA FINANCIAL LIFE INSURANCE COMPANY

Attest:


/s/PATRICIA E. GUBBE                 /s/BERNARD J. SPAULDING
________________________         By: ______________________________
Vice President                       Senior Vice President, General
                                     Counsel and Secretary

------------------------
   Title

Pursuant to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                         Chairman of the Board and
----------------------                   Director                                      -------
Richard A. Liddy                                                                         Date

/s/LORRY J. STENSRUD                     President and Director                       10/21/99
--------------------                                                                   -------
Lorry J. Stensrud                                                                        Date

                                         Director
--------------------                                                                   -------
J. Robert Hopson                                                                         Date

William C. Mair*                         Director                                     10/21/99
-----------------------                                                                -------
William C. Mair                                                                          Date

E. Thomas Hughes, Jr.*                                                                10/21/99
----------------------                   Treasurer and Director                        -------
E. Thomas Hughes, Jr.                                                                    Date

Matthew P. McCauley*                     Director                                     10/21/99
----------------------                                                                 -------
Matthew P. McCauley                                                                      Date

John W. Barber*                          Director                                     10/21/99
----------------------                                                                 -------
John W. Barber                                                                           Date

/s/MARK E. REYNOLDS                      Director                                     10/21/99
----------------------                                                                 -------
Mark E. Reynolds                                                                         Date

/s/J. TERRI TANAKA                                                                    10/21/99
----------------------                   Director                                      -------
J. Terri Tanaka                                                                         Date

/s/PETER L. WITKEWIZ                     Controller                                   10/21/99
----------------------                                                                 -------
Peter L. Witkewiz                                                                        Date


                                  *By: /s/LORRY J. STENSRUD
                                       ______________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact



                               INDEX TO EXHIBITS


EX-99.A.3.a  Principal Underwriter's Agreement
EX-99.A.3.b. Selling Agreement
EX-99.A.3.c. Schedules of Commissions
EX-99.B      Opinion and Consent of Counsel
EX-99.C      Consent of Actuary
EX-99.D      Consent of Independent Auditors